FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2006


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
               --------------------------------------------------
                 (Translation of registrant's name into English)

         17/F, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [_]          No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.

Information furnished on this form:

Circular, dated June 20, 2006, by the Registrant regarding the Commissioning of AsiaSat 5




                                    EXHIBIT

EXHIBIT NUMBER                                                         PAGE
--------------                                                         ----

1.1      Circular, dated June 20, 2006, by the Registrant regarding     5
         the Commissioning of AsiaSat 5

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                             (Registrant)




Date: June 22, 2006                   By:  /s/ Peter Jackson
                                           ------------------------
                                           Name:  Peter Jackson

-------------------------------------------------------------------------------
        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
-------------------------------------------------------------------------------

IF YOU ARE IN ANY DOUBT as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD all your shares in Asia Satellite Telecommunications Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

-------------------------------------------------------------------------------

                       [GRAPHIC OMITTED][LOGO -- ASIASAT]
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (Stock Code: 1135)

                                MAJOR TRANSACTION

                         THE COMMISSIONING OF ASIASAT 5

-------------------------------------------------------------------------------

                                                                   20 June 2006

-------------------------------------------------------------------------------
                                    CONTENTS
-------------------------------------------------------------------------------

                                                                           PAGE

DEFINITIONS .............................................................     1

LETTER FROM THE BOARD ...................................................     3

APPENDIX I        -  FINANCIAL INFORMATION ..............................     9

APPENDIX II       -  UNAUDITED PRO FORMA FINANCIAL INFORMATION ..........    71

APPENDIX III      -  GENERAL INFORMATION ................................    77

-------------------------------------------------------------------------------
                                   DEFINITIONS
-------------------------------------------------------------------------------


     IN THIS CIRCULAR, THE FOLLOWING EXPRESSIONS HAVE THE FOLLOWING MEANINGS UNLESS THE CONTEXT REQUIRES OTHERWISE:

"Agreements"                      The  Construction  Agreement  and the  Launch
                                  Contract;

"AsiaSat 2"                       The  AsiaSat  Satellite  launched in 1995 and
                                  located  at the  orbital  position  of  100.5
                                  degrees East, which will be replaced by AsiaSat 5 upon its successful launch;

"AsiaSat 5"                       The new Space  Systems/Loral  1300  satellite
                                  bus,   with   26   C-band   and  14   Ku-band
                                  transponders, to be constructed and launched pursuant to the Construction Agreement and the Launch Contract;

"AsiaSat"                         Asia  Satellite   Telecommunications  Company
                                  Limited, a wholly owned subsidiary of the Company incorporated in Hong Kong with its registered office in Hong Kong;

"Company"                         Asia  Satellite  Telecommunications  Holdings
                                  Limited   incorporated   under  the  laws  of
                                  Bermuda,  with its principle  business  being
                                  the   provision  of  satellite   services  to
                                  broadcasting and telecommunications markets;

"Construction Agreement"          The  agreement  dated 28 April  2006  entered
                                  into  by   AsiaSat   and   the   Construction
                                  Contractor for the construction of AsiaSat 5,
                                  details  of  which  were   published  in  the
                                  Company's announcement on the same day;

"Construction Contractor"         Space  Systems/Loral,   Inc.,  a  corporation
                                  organised  and existing  under the law of the
                                  State of Delaware,  U.S.A. and  headquartered
                                  in California.  Its principle business is the
                                  designing,  manufacturing  and integrating of
                                  communication    satellites   and   satellite
                                  systems;

"Directors"                       The directors of the Company;

"Group" the Company and its subsidiaries including but not limited to AsiaSat;

"Hong Kong"                       the Hong Kong Special  Administrative  Region
                                  of the People's Republic of China;

-------------------------------------------------------------------------------
                                   DEFINITIONS
-------------------------------------------------------------------------------


"Launch Contract"                 The  contract  dated 8 May 2006  entered into
                                  between AsiaSat and the Launch Contractor for the launch of AsiaSat 5, details of which were published in the Company's announcement on the same day;

"Launch Contractor"               Sea  Launch  Limited  Partnership,  an exempt
                                  limited partnership organised under the laws of Cayman Islands acting through its general partner, Sea Launch Company, L.L.C, a United
                                  States of America limited liability company organised under the law of State of Delaware and having offices in Long Beach, California.
                                  Its principle business is to provide launch service for the satellites of commercial customers;

"Latest Practicable Date"         14 June 2006,  being the  latest  practicable
                                  date prior to the  printing of this  circular
                                  for  ascertaining   certain  information  for
                                  inclusion in this circular;

"Listing Rules"                   The Rules Governing the Listing of Securities
                                  on The Stock Exchange of Hong Kong Limited;

"Satellite Control Equipment"     Satellite control  equipment,  which includes
                                  the ground  hardware and  software  needed to
                                  implement  telemetry,  tracking,  command and
                                  monitoring   and  the   up-link  and  traffic
                                  monitoring equipment relating to AsiaSat 5;

"SFO" Securities and Futures Ordinance (Chapter 571 of the Law of Hong Kong);

"Stock Exchange"                  The Stock Exchange of Hong Kong Limited.

     FOR THE PURPOSE OF THIS CIRCULAR, THE AMOUNTS IN US$ HAVE BEEN CONVERTED AT A HK$/US$ EXCHANGE RATE OF 7.80/1.00.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------

                       [GRAPHIC OMITTED][LOGO -- ASIASAT]
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                               (Stock Code: 1135)

DIRECTORS:                                       REGISTERED OFFICE:
Romain BAUSCH*     CHAIRMAN                      Canon's Court
MI Zeng Xin*       DEPUTY CHAIRMAN               22 Victoria Street
Peter JACKSON                                    Hamilton HM12
William WADE                                     Bermuda
Robert BEDNAREK*
DING Yu Cheng*                                   PRINCIPAL OFFICE IN HONG KONG:
JU Wei Min*                                      17th Floor, The Lee Gardens,
KO Fai Wong*                                     33 Hysan Avenue, Causeway Bay,
Mark RIGOLLE*                                    Hong Kong
Cynthia DICKINS*
Edward CHEN**
Robert SZE**

*      NON-EXECUTIVE DIRECTOR
**     INDEPENDENT NON-EXECUTIVE DIRECTOR
                                                                  20 June 2006

TO THE SHAREHOLDERS

Dear Sir or Madam,

                         THE COMMISSIONING OF ASIASAT 5

INTRODUCTION

     On 28 April 2006 and 8 May 2006, the Company announced that AsiaSat, a wholly owned subsidiary of the Company, had entered into the Construction Agreement and the Launch Contract, respectively, for the commissioning of AsiaSat 5. AsiaSat 5 is a new satellite of Space Systems/Loral 1300 satellite bus with 26 C-band and 14 Ku-band transponders to be constructed and launched pursuant to the Construction Agreement and the Launch Contract. The purpose of this circular is to provide you with further details of the Agreements and the commissioning of AsiaSat 5 as set out below.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------


THE AGREEMENTS

1.   THE CONSTRUCTION AGREEMENT

     DATE

           28 April 2006

     PARTIES

           1.   The Construction Contractor; and

           2.   AsiaSat, a wholly owned subsidiary of the Company.

           To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, the Construction Contractor and its ultimate beneficial owner are third parties independent of the Company and its connected persons.

     SUBJECT MATTER

           Pursuant to the Construction Agreement, the Construction Contractor will provide for AsiaSat the design, construction, assembly, testing, production and delivery of AsiaSat 5, and other professional services and labour for the construction of AsiaSat 5, including studies, development, research, design, analysis, manufacture, product assurance, product integration, transportation and testing. In addition, the Construction Contractor will provide all necessary technical support to the prospective launch services provider to permit testing integration and launch.

           The Construction Contractor will also provide a royalty-free, world-wide, non-exclusive, non-transferable, paid-up license for AsiaSat to use the data and information, including, without limitation to, technical data and information contained in reports, documents, computer programs, diagrams, drawings and graphs that AsiaSat requires for the purpose of the construction and the operation of AsiaSat 5.

           The Construction Contractor will further indemnify AsiaSat and defend on its own expenses third party requests, claims, actions and proceedings for royalty payments, equitable relief or damages against AsiaSat based on any infringement of patent, trade mark, or copy right or trade secret from the manufacturing of the items; and to pay any royalties and other costs in the settlement of such request and the costs and damages finally awarded to the third party on the claim.

     CONSIDERATION

           US$95 million (equivalent to approximately HK$741 million)

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------


     COMPLETION

           Under the terms of the Construction Agreement, the Construction Contractor shall complete the construction of AsiaSat 5 to be available for shipment to the launch site within 25 months after 28 April 2006.

     TITLE

           The title to AsiaSat 5 shall pass to AsiaSat at the moment of launch. In the event AsiaSat 5 is not launched within 3 years after it is completed by the Construction Contractor, AsiaSat shall pay all monies payable under the Construction Agreement and have the title to AsiaSat 5 subject to the obtaining of requisite US Government approvals.

     OPTION

           AsiaSat has an option to order an additional satellite substantially similar to AsiaSat 5 subject to price adjustment based on an indexation computed with reference to the aircraft manufacturing price and employment cost indexes published by the U.S. Department of Labour. AsiaSat intends to exercise this option in the event of an unsuccessful launch of AsiaSat
     5. The Company will comply with the requisite requirements under the Listing Rules as and when the option is exercised, and a further announcement will be made if and when required.

2.   THE LAUNCH CONTRACT

     DATE

           8 May 2006

     PARTIES

           1.   The Launch Contractor; and

           2.   AsiaSat, a wholly owned subsidiary of the Company.

           To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, the Launch Contractor and its ultimate beneficial owner are third parties independent of the Company and its connected persons.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------


     SUBJECT MATTER

           The Launch Contractor shall provide services associated with the launch of AsiaSat 5 in the Baikonur Space Centre in Kazakhstan.

     CONSIDERATION

           US$45 million (equivalent to approximately HK$351 million)

     COMPLETION

           Under the terms of the Launch Contract, the launch service shall be completed upon the launch of AsiaSat 5, which is scheduled to take place between 1 July 2008 and 31 December 2008 and such schedule can be extended by AsiaSat by written notice in accordance with the terms of the Launch Contract. It is expected that AsiaSat 5 will be launched in the second half of 2008.

TOTAL COST FOR THE COMMISSIONING OF ASIASAT 5

     The Directors estimate that the total consideration for the commissioning of AsiaSat 5, including the contract price under the Construction Agreement and the Launch Contract, and the costs of the launch insurance, ground facilities for telemetry, tracking and control, related expenses and capitalised interest under arrangements with various third parties, will be approximately US$180 million (equivalent to approximately HK$1,404 million). This estimation is subject to a number of factors including timely completion of AsiaSat 5, certain delays or postponements in launching, the in-orbit performance of AsiaSat 5 after launching. The estimated cost for commissioning of AsiaSat 5 will be fully funded by internal resources of AsiaSat.

     The contract price under the Construction Agreement will be paid in cash in stages and the final instalment shall be paid upon completion of in-orbit testing, scheduled to take place 27 months after 28 April 2006, or in the event AsiaSat 5 is completed but not launched, 3 years after it is completed.

     The contract price under the Launch Contract will be paid in cash by instalments over a period from 8 May 2006 to one month after the launch.

     The contract price and the terms of the Agreements were negotiated on an arm's-length basis having regard to the value of similar assets as quoted by other constructors and based on a previous similar acquisition of a satellite by AsiaSat in 2000. Details of this acquisition in 2000 were published in the Company's announcements and circular dated 7 September 2000, 19 September 2000 and 11 October 2000, respectively.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------


REASONS AND BENEFITS OF THE COMMISSIONING OF ASIASAT 5

     AsiaSat 5 will replace AsiaSat 2 at the orbital location of 100.5 degrees East and allow our market competitiveness, strategic position of satellites and the offering of our very best services to be sustained for the years ahead. It will replace all current functions of AsiaSat 2 in C-band coverage, and in Ku-band, provide additional dedicated coverage for South Asia plus a steerable beam.

     The C-band payload of AsiaSat 5 will be similar to that of AsiaSat 2 save for some performance upgrades. As for the Ku-band payload, its coverage over China is significantly upgraded and additional coverage is also provided for in South Asia covering, inter alia, India, Pakistan and Bangladesh. In addition, the satellite will carry a steerable antenna that will allow capacity of Ku-band to be deployed in a consistent manner with the market demand anywhere in Asia.

     The Directors are of the view that the transactions have been conducted in the ordinary and usual course of business of the Company, on normal commercial terms and the terms of the transactions are fair and reasonable and in the interest of the shareholders of the Company as a whole.

FUTURE PROSPECT

     As stated in the annual report of the Company ended 31 December 2005, the Company has reported a creditable result for the year ended 31 December 2005 with an increase of 18% in overall utilisation of satellite transponder capacity compared to 2004 despite the tough market condition. Looking ahead, with the continued improvement in demand in many key markets, the new AsiaSat 5 with enhanced functionalities and coverage replacing the retiring satellite will contribute to the strengthening of the Group's communication platform. As a market leader in Asia, the Group remains totally committed to providing the best satellite services to its customers and continuing to seek growth opportunities.

EFFECT OF TRANSACTION

     The acquisition of AsiaSat 5, as disclosed in Appendix II has little impact on the financial position of the Company if the transactions took place and completed on 31 December 2005. The only changes to the financial position were an increase of approximately US$180 million (equivalent to approximately HK$1,404 million) in property, plant and equipment with a corresponding decrease in cash and cash equivalents.

     According to the schedules of the Construction Agreement and the Launch Contract, AsiaSat 5 will not be launched until the second half of 2008. Thus, the acquisition of AsiaSat 5 has little impact on the earnings of the Company in near term as the satellite will not be in service until probably in the fourth quarter of 2008 at the earliest.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------


INFORMATION TO SHAREHOLDERS

     The Stock Exchange has granted a waiver in relation to the delay in despatch of the circular regarding the commissioning of AsiaSat 5 until 26 June 2006.

SHAREHOLDERS' APPROVAL

     The total consideration for commissioning AsiaSat 5, including the contract price under the Launch Contract, the Construction Agreement and the cost of the launch insurance, is estimated to be approximately US$180 million (equivalent to approximately HK$1,404 million) and the Launch Contract, when taken together with the Construction Agreement and the related insurance, will constitute a major transaction of the Company and is subject to the approval of the shareholders of the Company under the Listing Rules. As no shareholder is required to abstain from voting if the Company were to convene a general meeting pursuant to Rule 14.44 of the Listing Rules, the Agreements and the commissioning of AsiaSat 5 will be approved by written shareholders' approval in accordance with rule 14.44 of the Listing Rules. The Company's controlling shareholder, Bowenvale Limited, which owns approximately 69 per cent of the issued share capital of the Company, has given its written approval to the Company on the Construction Agreement, Launch Contract and the commissioning of AsiaSat 5. No Shareholders meeting will be convened to consider the Agreements.

GENERAL INFORMATION

     Your attention is also drawn to the general information set out in the Appendices to this circular.

                                                        Yours faithfully
                                                 For and on behalf of the Board
                                                          ROMAIN BAUSCH
                                                            CHAIRMAN

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


1. SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE YEARS ENDED 31 DECEMBER 2005

     The following is a summary of the audited consolidated financial information of the Company for each of the three years ended 31 December 2003, 2004 and 2005 as extracted from the respective audited annual consolidated financial statements of the Company.

     RESULTS

                                                              YEAR ENDED 31 DECEMBER
                                                        2005             2004             2003
                                                     HK$'000          HK$'000          HK$'000
     Sales                                           879,705        1,004,982          896,233
                                                   =========        =========        =========

     Profit before income tax                        416,635          491,616          512,086


     Income tax expense                              (51,270)         (60,536)         (87,598)
                                                   ---------        ---------        ---------

     Profit for the year                             365,365          431,080          424,488
                                                   =========        =========        =========

     Attributable to:
       Shareholders of the Company                   366,184          431,216          424,488
       Minority interests                               (819)            (136)               -
                                                   ---------        ---------        ---------
                                                     365,365          431,080          424,488
                                                   =========        =========        =========

     ASSETS AND LIABILITIES

                                                                 AS AT 31 DECEMBER
                                                        2005             2004             2003
                                                     HK$'000          HK$'000          HK$'000

     Total assets                                  4,683,530        4,549,247        4,157,220

     Total liabilities                              (573,805)        (668,294)        (588,462)
                                                   ---------        ---------        ---------

                                                   4,109,725        3,880,953        3,568,758

     Minority interests                               (5,537)          (6,356)            (492)
                                                   ---------        ---------        ---------

     Equity attributable to shareholders of
       the Company                                 4,104,188        3,874,597        3,568,266
                                                   =========        =========        =========

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


2.   AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED
     31 DECEMBER 2005

     The following audited financial statements of the Group are extracted from the Company's annual report for the year ended 31 December 2005.

     CONSOLIDATED BALANCE SHEET

                                                                AS AT 31 DECEMBER
                                                                              RESTATED
                                               NOTE              2005             2004
                                                              HK$'000          HK$'000
     ASSETS
     NON-CURRENT ASSETS
     Property, plant and equipment               7          2,620,911        2,894,467
     Leasehold land and land use rights          6             24,199           24,782
     Intangible assets                           8              1,339               -
     Unbilled receivable                                      174,563          175,267
     Interests in associates                    10             14,294           13,397
     Amount paid to tax authority               11             93,666           67,023
                                                            ---------        ---------

                                                            2,928,972        3,174,936
                                                            ---------        ---------

     CURRENT ASSETS
     Inventories                                13                434              416
     Trade and other receivables                12            118,598          137,478
     Other loan receivable                                         -             2,062
     Cash and cash equivalents                  14          1,635,526        1,234,355
                                                            ---------        ---------

                                                            1,754,558        1,374,311
                                                            ---------        ---------

     TOTAL ASSETS                                           4,683,530        4,549,247
                                                            =========        =========

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                                                                AS AT 31 DECEMBER
                                                                              RESTATED
                                               NOTE              2005             2004
                                                              HK$'000          HK$'000
     EQUITY
     Capital and reserves attributable to
       the Company's equity holders
     Share capital                              15             39,027           39,027
     Share premium                                              4,614            4,614
     Retained earnings
     - Proposed final dividend                  26            105,372          105,372
     - Others                                               3,955,175        3,725,584
                                                            ---------        ---------

                                                            4,104,188        3,874,597
     Minority interests                                         5,537            6,356
                                                            ---------        ---------

     TOTAL EQUITY                                           4,109,725        3,880,953
                                                            =========        =========

     LIABILITIES
     NON-CURRENT LIABILITIES
     Deferred income tax liabilities            17            192,654          205,258
     Deferred revenue                           16             87,654          111,844
                                                            ---------        ---------

                                                              280,308          317,102
                                                            ---------        ---------

     CURRENT LIABILITIES
     Construction payables                                      3,096            4,989
     Other payables and accrued expenses                       64,118           65,322
     Deferred revenue                           16            151,982          175,043
     Current income tax liabilities                            74,180          105,717
     Dividend payable                                             121              121
                                                            ---------        ---------

                                                              293,497          351,192
                                                            ---------        ---------

     TOTAL LIABILITIES                                        573,805          668,294
                                                            ---------        ---------

     TOTAL EQUITY AND LIABILITIES                           4,683,530        4,549,247
                                                            =========        =========

     NET CURRENT ASSETS                                     1,461,061        1,023,119
                                                            =========        =========

     TOTAL ASSETS LESS CURRENT LIABILITIES                  4,390,033        4,198,055
                                                            =========        =========

     The accompanying footnotes are an integral part of these consolidated financial statements.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     CONSOLIDATED INCOME STATEMENT

                                                                 YEAR ENDED 31 DECEMBER
                                                     NOTE            2005             2004
                                                                  HK$'000          HK$'000
     Sales                                             5          879,705        1,004,982
     Cost of services                                 19         (419,029)        (420,490)
                                                                  -------        ---------

     GROSS PROFIT                                                 460,676          584,492
     Other gains - net                                18           43,711           21,982
     Administrative expenses                          19          (83,880)        (102,477)
                                                                  -------        ---------

     OPERATING PROFIT                                             420,507          503,997
     Finance costs                                    21                -               (1)
     Share of loss of associates                                   (3,872)         (12,380)
                                                                  -------        ---------

     PROFIT BEFORE INCOME TAX                                     416,635          491,616
     Income tax expense                               22          (51,270)         (60,536)
                                                                  -------        ---------

     PROFIT FOR THE YEAR                                          365,365          431,080
                                                                  =======          =======

     Attributable to:
     Equity holders of the Company                    24          366,184          431,216
     Minority interests                                              (819)            (136)
                                                                  -------        ---------

                                                                  365,365          431,080
                                                                  =======          =======

     EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE
       TO THE EQUITY HOLDERS OF THE COMPANY
       DURING THE YEAR
       (expressed in HK$ per share)
     - basic                                          25             0.94             1.10
                                                                  =======          =======

     - diluted                                        25             0.94             1.10
                                                                  =======          =======

     DIVIDENDS                                        26          136,593          136,593
                                                                  =======          =======

     The accompanying footnotes are an integral part of these consolidated financial statements.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                                               ATTRIBUTABLE TO EQUITY HOLDERS    MINORITY
                                   NOTE                OF THE COMPANY            INTERESTS       TOTAL
                                               SHARE        SHARE    RETAINED
                                             CAPITAL      PREMIUM    EARNINGS
                                             HK$'000      HK$'000     HK$'000      HK$'000     HK$'000
     BALANCE AT 1 JANUARY 2004                39,027        4,614   3,524,625          492   3,568,758

     Profit/(Loss) for the year                    -            -     431,216         (136)    431,080
     Final dividend relating to
       2003                                        -            -     (93,664)           -     (93,664)
     Interim dividend
       relating to 2004             26             -            -     (31,221)           -     (31,221)
     Minority interests             29             -            -           -        6,000       6,000
                                              ------        -----   ---------        -----   ---------

                                                   -            -     306,331        5,864     312,195
                                              ------        -----   ---------        -----   ---------

     BALANCE AT
       31 DECEMBER 2004                       39,027        4,614   3,830,956        6,356   3,880,953
                                              ======        =====   =========        =====   =========

     BALANCE AT 1 JANUARY 2005,
       as per above                           39,027        4,614   3,830,956        6,356   3,880,953

     Profit/(Loss) for the year                    -            -     366,184         (819)    365,365
     Final dividend relating to
       2004                         26             -            -    (105,372)           -    (105,372)
     Interim dividend
       relating to 2005             26             -            -     (31,221)           -     (31,221)
                                              ------        -----   ---------        -----   ---------

                                                   -            -     229,591         (819)    228,772
                                              ------        -----   ---------        -----   ---------

     BALANCE AT
       31 DECEMBER 2005                       39,027        4,614   4,060,547        5,537   4,109,725
                                              ======        =====   =========        =====   =========

     The accompany footnotes are an integral part of these consolidated financial statements.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     CONSOLIDATED CASH FLOW STATEMENT

                                                                    YEAR ENDED 31 DECEMBER
                                                        NOTE            2005             2004
                                                                     HK$'000          HK$'000
     CASH FLOWS FROM OPERATING ACTIVITIES
     Cash generated from operations                      27          609,717          779,413
     Hong Kong Profits Tax paid                                      (79,186)         (10,934)
     Overseas tax paid                                               (16,181)         (17,667)
                                                                   ---------        ---------

     Net cash generated from operating activities                    514,350          750,812
                                                                   ---------        ---------

     CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of property, plant and equipment                       (23,659)         (47,672)
     Loan to an associate                                31                -           (1,301)
     Loan to an independent third party                                    -           (3,778)
     Repayment of loan from an associate                 31            5,070            3,510
     Repayment of loan from an
       independent third party                                         2,062            1,716
     Interest received                                                39,833           20,290
     Interest expense                                                      -               (1)
     Proceeds from disposal of property,
       plant and equipment                                               108              257
     Purchase of interests in associates                                   -          (23,930)
                                                                   ---------        ---------

     Net cash from/(used in) investing activities                     23,414          (50,909)
                                                                   ---------        ---------

     CASH FLOWS FROM FINANCING ACTIVITIES
     Dividends paid                                      26         (136,593)        (124,885)
                                                                   ---------        ---------

     Net cash used in financing activities                          (136,593)        (124,885)
                                                                   ---------        ---------

     NET INCREASE IN CASH AND CASH EQUIVALENTS                       401,171          575,018
     Cash and cash equivalents at beginning
       of the year                                                 1,234,355          659,337
                                                                   ---------        ---------

     CASH AND CASH EQUIVALENTS AT END OF THE YEAR,
       REPRESENTING BANK BALANCES AND CASH               14        1,635,526        1,234,355
                                                                   =========        =========

     The accompany footnotes are an integral part of these consolidated financial statements.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   GENERAL INFORMATION

     Asia Satellite Telecommunications Holdings Limited (the Company) and its subsidiaries (together the Group) is engaged in the provision of transponder capacity.

     The Company is a limited liability company incorporated in Bermuda as an exempted company under the Companies Act 1981 of Bermuda (as amended). The address of its registered office is 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

     The Company's shares are listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited (hereafter collectively referred to as the "Stock Exchange").

     These consolidated financial statements are presented in thousands of units of HK dollars (HK$'000), unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 16 March 2006 and signed on its behalf by Mr. JU Wei Min (Director) and Mr. Peter JACKSON (Director).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

     2.1   BASIS OF PREPARATION

           The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs) and have been prepared under the historical cost convention.

           The preparation of financial statements in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 THE ADOPTION OF NEW/REVISED HKFRSS

                 In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

                 HKAS 1        Presentation of Financial Statements
                 HKAS 2        Inventories
                 HKAS 7        Cash Flow Statements
                 HKAS 8        Accounting  Policies,  Changes  in
                               Accounting  Estimates  and Errors
                 HKAS 10       Events after the Balance Sheet Date
                 HKAS 12       Income Taxes
                 HKAS 14       Segment Reporting
                 HKAS 16       Property, Plant and Equipment
                 HKAS 17       Leases
                 HKAS 18       Revenue
                 HKAS 19       Employee Benefits
                 HKAS 21       The Effects of Changes in Foreign Exchange Rates
                 HKAS 23       Borrowing Costs
                 HKAS 24       Related Party Disclosures
                 HKAS 27       Consolidated and Separate Financial Statements
                 HKAS 28       Investments in Associates
                 HKAS 31       Investments in Joint Ventures
                 HKAS 33       Earnings per Share
                 HKAS 36       Impairment of Assets
                 HKAS 37       Provisions, Contingent Liabilities and Contingent
                               Assets
                 HKAS 38       Intangible Assets
                 HKFRS 2       Share-based Payments
                 HKFRS 3       Business Combinations

                 The   adoption  of   new/revised   HKASs  did  not  result  in
           substantial changes to the Group's existing accounting policies under HK GAAP. In summary:

                 - HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associates and other disclosures in the consolidated balance sheet, consolidated income statements and consolidated statement of changes in equity;

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 - HKASs 2, 8,16, 21, 28 and 36 have affected certain disclosures in the financial statements;

                 -      HKASs 7, 10,  12, 14, 18, 19, 23, 27, 31, 33 and 37 did
                        not have any material impact as the Group's existing accounting policies have already complied with the standards in all material respects; and

                 -      HKAS 24 has  affected  the  identification  of  related
                        parties   and   the    disclosure   of    related-party
                        transactions.

                 The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land and land use rights are expensed in the income statements on a straight-line basis over the period of the lease. In prior years, the leasehold land was accounted for at cost less accumulated depreciation.

                 The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statements. Effective on 1 January 2005, the Company expenses the cost of share options in the income statement. As no share option was granted after 7 November 2002, no adjustment was required in the income statements of the respective years (NOTE 2.15).

                 The adoption of HKFRS 3, HKASs 36 and 38 results in a change in the accounting policy for goodwill. Until 31 December 2004, goodwill was:

                 - Amortised on a straight line basis over a period of 2 years; and

                 - Assessed for an indication of impairment at each balance sheet date.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 In accordance with the provisions of HKFRS 3 (NOTE 2.7):

                 -      The  Group  ceased  amortisation  of  goodwill  from  1
                        January 2005;

                 - Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill;

                 - For the year ended 31 December 2005 and onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

                 The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

                 All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

                 - HKAS 16 - the initial measurement of an item of property, plant and equipment acquired in an exchange of assets transaction is accounted at fair value prospectively only to future transactions;

                 - HKFRS 2 - only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005;

                 -      HKFRS 3 - prospectively after the adoption date.

                 There was no impact on opening retained earnings at 1 January 2004 from the adoption of HKASs 31 and 38, HKFRSs 2 and 3.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 THE ADOPTION OF REVISED HKAS 17

                                                                          2005        2004
                                                                       HK$'000     HK$'000
                 Decrease in property, plant and equipment             (24,199)    (24,782)

                 Increase in leasehold land and land use rights         24,199      24,782

                 No early adoption of the following new Standards or Interpretations that have been issued but are not yet effective. The adoption of such Standards or Interpretations will not result in substantial changes to the Group's accounting policies.

                 HKFRS-Int 4          Determining whether an Arrangement
                                      contains a Lease

                 HKFRS 7              Financial Instruments: Disclosures

     2.2   CONSOLIDATION

           The  consolidated   financial   statements   include  the  financial
     statements of the Company and all its subsidiaries made up to 31 December.

           (a)   SUBSIDIARIES

                 Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

                 Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statements.

                 Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

                 In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

           (b)   ASSOCIATES

                 Associates   are  all  entities   over  which  the  Group  has
           significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

                 The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

                 In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividend received and receivable.

     2.3   SEGMENT REPORTING

           A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

     2.4   FOREIGN CURRENCY TRANSLATION

           (a)   FUNCTIONAL AND PRESENTATION CURRENCY

                 Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in HK dollars, which is the Company's functional and presentation currency.

           (b)   TRANSACTIONS AND BALANCES

                 Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

           (c)   GROUP COMPANIES

                 The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

                 (i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

                 (ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

                            (iii) all resulting exchange differences are recognised as a separate component of equity.

     2.5   PROPERTY, PLANT AND EQUIPMENT

           Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

           Buildings in the course of development for production, rental or administrative purposes or for purposes not yet determined, are carried at cost, less an identified impairment loss. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


           Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statements during the financial year in which they are incurred.

           Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to their residual values over their estimated useful lives, at the following rates per annum:

           Satellites:
           -    AsiaSat 2                           8%
           -    AsiaSat 3S                          6.25%
           -    AsiaSat 4                           6.67%
           Buildings                                4%
           Tracking facilities                      10%-20%
           Furniture, fixtures and fittings         20%-33%
           Other equipment                          25%-33%
           Motor vehicles                           25%
           Plant and machinery                      20%

           The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

           An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

     2.6   INTANGIBLE ASSETS - LICENCE

           The licence is shown at historical cost. The licence has a definite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of the licence over its estimated useful life (112 months).

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     2.7   IMPAIRMENT OF ASSETS

           Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

     2.8   GOODWILL

           Goodwill represents the excess of the cost of an investment over the fair value of the Group's share of the net identifiable assets of the acquired associates at the date of investment. Goodwill on investment of associates is included in interests in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

           Goodwill is allocated to cash-generating units for the purpose of impairment testing.

     2.9   INVENTORIES

           Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method, comprises all costs of purchase and other costs incurred in bringing the inventories to their present locations and conditions. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

     2.10  TRADE AND OTHER RECEIVABLES

           Trade and other receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     2.11  CASH AND CASH EQUIVALENTS

           Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

     2.12  SHARE CAPITAL

           Ordinary shares are classified as equity.

           Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

     2.13  BORROWINGS

           Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

     2.14  DEFERRED INCOME TAX

           Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

           Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


           Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

     2.15  EMPLOYEE BENEFITS

           (a)   PENSION OBLIGATIONS

                 The Group participates in defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The pension plans are generally funded by payments from employees and by the relevant Group companies. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

           (b)   SHARE-BASED COMPENSATION

                 The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statements, and a corresponding adjustment to equity over the remaining vesting period.

           (c)   PROFIT-SHARING AND BONUS PLANS

                 The expected cost of profit sharing and bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

     2.16  PROVISIONS

           Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

           Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

     2.17  REVENUE RECOGNITION

           Revenue from transponder utilisation is recognised on a straight-line basis over the period of the agreements. The excess of revenue recognised on a straight-line basis over the amount received and receivable from customers in accordance with the contract terms is shown as unbilled receivable.

           Revenue from the sale of transponder capacity under transponder purchase agreements is recognised on a straight-line basis from the date of delivery of the transponder capacity until the end of the estimated useful life of the satellite.

           Deposits received in advance in connection with the provision of transponder capacity are deferred and included in other payables.

           Services under transponder utilisation agreements are generally billed quarterly in advance. Such amounts received in advance and amounts received from the sale of transponder capacity under transponder purchase agreements in excess of amounts recognised as revenue are recorded as deferred revenue. Deferred revenue which will be recognised in the following year is classified under current liabilities and amounts which will be recognised after one year are classified as non-current.

           Interest income is accrued on a time basis, by reference to the principal amounts outstanding and at the interest rate applicable.

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     2.18  OPERATING LEASES (AS THE LESSEE)

           Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statements on a straight-line basis over the period of the lease.

     2.19  DIVIDEND DISTRIBUTION

           Dividend distribution to the Company's shareholders is recognised as a liability in the financial statements in the period in which the dividends are approved by the Company's shareholders.

3.   FINANCIAL RISK MANAGEMENT

     3.1   FINANCIAL RISK FACTORS

           The Group's activities expose it to a variety of financial risks: foreign exchange risk, credit risk, and cash flow interest-rate risk. The Group's overall risk management programma focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

           (a)   FOREIGN EXCHANGE RISK

                 During the year, almost all of the Group's revenues, premiums for satellite insurance coverage and substantially all capital expenditure were denominated in U.S. Dollars. The Group's remaining expenses were primarily denominated in Hong Kong Dollars. At 31 December 2005, almost all the Group's transponder utilisation agreements, transponder purchase agreement, loan agreements, obligations to purchase telemetry, tracking and control equipment were denominated in U.S. Dollars. Hence, the Group does not have any significant currency exposure and does not need to hedge.

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


           (b)   CREDIT RISK

                 The Group has no significant concentrations of credit risk. The Group maintains provision for impairment of receivables and for estimated losses that result from the inability of its customers to make the required payments. The Group bases its provision on the likelihood of recoverability of account receivables based on past experience and current collection trends that are expected to continue. The Group's evaluation also includes the length of time the receivables are past due and the general business environment.

           (c)   CASH FLOW INTEREST-RATE RISK

                 As the Group has no significant interest-bearing assets or liabilities, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

4.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

     Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

     4.1   CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

           The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

           (a)   ESTIMATED IMPAIRMENT OF GOODWILL

                 The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note
           2.7. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


           (b)   INCOME TAXES

                 The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

                 The issue of Indian tax is covered under Contingencies in note 28 below.

           (c)   USEFUL LIVES OF IN-ORBIT SATELLITES

                 The Group's operations are capital intensive and it has significant investments in satellites. The carrying value of the Group's in-orbit satellites (AsiaSat 2, AsiaSat 3S and AsiaSat 4) represented 52% of its total assets as of 31 December 2005 (31 December 2004: 59%). The Group estimates the useful lives of satellites in order to determine the amount of depreciation expense to be recorded during the reported period. The useful lives are estimated at the time satellites are put into orbit and are based on historical experience with other satellites as well as the anticipated technological evolution or other environmental changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these satellites may need to be shortened, resulting in the recognition of increased depreciation in a future period. Similarly, if the actual lives of satellites are longer than the Group has estimated, the Group would have a smaller depreciation expense. As a result, if the Group's estimations of the useful lives of its satellites are not accurate or are required to be changed in the future, the Group's net income in future periods would be affected.

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


           (d)   REALISABILITY OF THE CARRYING AMOUNTS OF LONG-LIVED ASSETS

                 The Group is required to evaluate at each balance sheet date whether there is any indication that the carrying amounts of long-lived assets (primarily its satellites) may be impaired. If any such indication exists, the Group should estimate the recoverable amount of the long-lived assets. An impairment loss is recognised for the excess of the carrying amount of such long-lived assets over their recoverable amounts. The value in use is the discounted present value of the cash flows expected to arise from the continuing use of long-lived assets and cash arising from its disposal at the end of its useful life. The estimates of the cash flows are based on the terms and period of existing transponder utilisation agreements ("Existing Agreements").

                 Modifications to the terms of the Existing Agreements that result in shorter utilisation periods than previously agreed and/or those that result in the reduction in agreed rates will result in a lower recoverable amount (if the discount rate used is not changed); which may, in turn, result in a situation wherein the recoverable amounts are less than the carrying amounts (therefore, an impairment loss would need to be recognised).

           (e)   PROVISION FOR IMPAIRMENT OF RECEIVABLES

                 The issue is covered under credit risk in note 3.1 (b) above.

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


5.   SALES AND SEGMENT INFORMATION

     SALES:

     The Group's sales is analysed as follows:

                                                            2005           2004
                                                         HK$'000        HK$'000

     Income from provision of
       satellite transponder capacity                    850,436        982,464
     Sales of satellite transponder capacity              24,491         20,518
     Other revenue                                         4,778          2,000
                                                         -------      ---------

                                                         879,705      1,004,982
                                                         =======      =========

     The Group has only one business segment, namely the operation, maintenance and provision of satellite telecommunication systems for broadcasting and telecommunications. The Group's primary reporting format for segment reporting purposes under HKAS 14 "Segment Reporting" is the geographical basis. For the purpose of classification, the country where the customer is incorporated is deemed to be the source of sales. However, the Group's operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple geographical areas and therefore cannot be allocated between geographical segments. Accordingly, no geographical analysis of expenses, assets and liabilities has been presented.

     The following table provides an analysis of the Group's sales by geographical markets:

                                                             2005          2004
                                                          HK$'000       HK$'000

     Hong Kong                                            341,698       323,133
     Greater China, including Taiwan                      202,730       197,936
     United States of America                              78,205       183,750
     United Kingdom                                        49,401        46,073
     British Virgin Islands                                 9,706        40,897
     Others                                               197,965       213,193
                                                          -------     ---------

                                                          879,705     1,004,982
                                                          =======     =========

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


6.   LEASEHOLD LAND AND LAND USE RIGHTS - GROUP

     The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

                                                               2005        2004
                                                            HK$'000     HK$'000

     In Hong Kong held on:
     Leases of over 50 years                                     -           -
     Leases of between 10 to 50 years                        24,199      24,782
                                                             ------      ------

                                                             24,199      24,782
                                                             ======      ======

                                                               2005        2004
                                                            HK$'000     HK$'000

     Opening                                                 24,782      25,365
     Amortisation of prepaid operating lease payment           (583)       (583)
                                                             ------      ------

     Closing                                                 24,199      24,782
                                                             ======      ======

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------

7.   PROPERTY, PLANT AND EQUIPMENT - GROUP

                                   SATELLITES AND TRACKING FACILITIES    FURNITURE,
                                          IN         UNDER             FIXTURE AND     OFFICE     MOTOR PLANT AND
                                   OPERATION  CONSTRUCTION  BUILDINGS     FITTINGS  EQUIPMENT  VEHICLES EQUIPMENT       TOTAL
                                     HK$'000       HK$'000    HK$'000      HK$'000    HK$'000   HK$'000   HK$'000     HK$'000
     AT 1 JANUARY 2004
     Cost                          4,167,029        41,837    117,866       10,558      6,925     3,427     2,524   4,350,166
     Accumulated depreciation     (1,191,719)            -       (393)      (8,962)    (5,335)   (2,125)   (1,598) (1,210,132)
                                   ---------        ------    -------       ------      -----     -----     -----   ---------
     Net book amount               2,975,310        41,837    117,473        1,596      1,590     1,302       926   3,140,034
                                   =========        ======    =======       ======      =====     =====     =====   =========

     YEAR ENDED 31 DECEMBER 2004
     Opening net book amount       2,975,310        41,837    117,473        1,596      1,590     1,302       926   3,140,034
                                   ---------        ------    -------       ------      -----     -----     -----   ---------
     Additions                        14,953        22,826         34        1,291      1,055     1,722        22      41,903
     Transfer                         55,028       (55,028)         -            -          -         -         -           -
     Disposals (NOTE 27)                   -             -          -          (16)        (1)      (71)        -         (88)
     Depreciation                   (280,171)            -     (4,716)        (716)      (762)     (797)     (220)   (287,382)
                                   ---------        ------    -------       ------      -----     -----     -----   ---------
     Closing net book amount       2,765,120         9,635    112,791        2,155      1,882     2,156       728   2,894,467
                                   =========        ======    =======       ======      =====     =====     =====   =========

     AT 31 DECEMBER 2004
     Cost                          4,232,629         9,635    117,900       10,854      7,646     3,871     2,370   4,384,905
     Accumulated depreciation     (1,467,509)            -     (5,109)      (8,699)    (5,764)   (1,715)   (1,642) (1,490,438)
                                   ---------        ------    -------       ------      -----     -----     -----   ---------
     Net book amount               2,765,120         9,635    112,791        2,155      1,882     2,156       728   2,894,467
                                   =========        ======    =======       ======      =====     =====     =====   =========

     YEAR ENDED 31 DECEMBER 2005
     Opening net book amount       2,765,120         9,635    112,791        2,155      1,882     2,156       728   2,894,467
     Additions                         1,337        10,309         98        7,377      1,584       865         -      21,570
     Transfer                         19,539       (19,539)         -            -          -         -         -           -
     Disposals (NOTE 27)                   -             -          -           (7)        (2)        -         -          (9)
     Depreciation                   (286,032)            -     (4,716)      (2,178)    (1,068)    (907)      (216)   (295,117)
                                   ---------        ------    -------       ------      -----     -----     -----   ---------
     Closing net book amount       2,499,964           405    108,173        7,347      2,396     2,114       512   2,620,911
                                   =========        ======    =======       ======      =====     =====     =====   =========

     AT 31 DECEMBER 2005
     Cost                          4,253,504           405    117,998       11,142      8,928     4,137     2,371   4,398,485
     Accumulated depreciation     (1,753,540)            -     (9,825)      (3,795)    (6,532)   (2,023)   (1,859) (1,777,574)
                                   ---------        ------    -------       ------      -----     -----     -----   ---------
     Net book amount               2,499,964           405    108,173        7,347      2,396     2,114       512   2,620,911
                                   =========        ======    =======       ======      =====     =====     =====   =========

     Depreciation expense of HK$295,117,000 (2004: HK$287,382,000) has been expensed in cost of services.

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


8.   INTANGIBLE ASSETS - GROUP

                                                                       LICENCE
                                                                       HK$'000

     AT 1 JANUARY 2004 AND 31 DECEMBER 2004
     Cost                                                                   -
     Accumulated amortisation and impairment                                -

                                                                       -------

     Net book amount                                                        -
                                                                       =======

     YEAR ENDED 31 DECEMBER 2005
     Additions                                                           1,500
     Amortisation expense (a) (NOTE 19)                                   (161

                                                                       -------

     Closing net book amount                                             1,339
                                                                       =======

     AT 31 DECEMBER 2005
     Cost                                                                1,500
     Accumulated amortisation and impairment                              (161)

                                                                       -------

     Net book amount                                                     1,339
                                                                       =======

     NOTE:

     (a) Amortisation expense of HK$161,000 is included in the administrative expenses in the income statement.

9.   INVESTMENTS IN SUBSIDIARIES

     (a)   INVESTMENTS IN SUBSIDIARIES

                                                                    COMPANY
                                                                2005       2004
                                                             HK$'000    HK$'000

           Unlisted shares in subsidiaries, at cost          429,054    429,054
                                                            ========    =======


           The cost of the unlisted shares is based on the book value of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the ultimate holding company of the Group under the Group reorganisation in 1996.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


           The following is a list of the principal subsidiaries and a controlled partnership at 31 December 2005:

                                                                                PARTICULARS OF
                                                                                ISSUED SHARE
                                 PLACE OF                 PRINCIPAL             CAPITAL
                                 INCORPORATION AND        ACTIVITIES AND        AND DEBT
           NAME                  KIND OF LEGAL ENTITY     PLACE OF OPERATION    SECURITIES             INTEREST HELD
           AsiaSat BVI Limited   British Virgin Islands,  Investment holding    3,000 ordinary shares          *100%
                                   limited liability        in Hong Kong          of US$1 each
                                   company

           Asia Satellite        Hong Kong, limited       Provision of satellite  30,000 ordinary shares        100%
             Telecommunications    liability company        transponder capacity  and 20,000 non-voting
             Company Limited       worldwide                shares of HK$10 each    deferred

           Hanbury               British Virgin Islands,  Inactive in Hong Kong   1 ordinary share of           100%
             International         limited liability                                HK$1 each
             Limited               company

           SAT Limited           Republic of Mauritius,   Inactive in Republic of 100 ordinary shares of       *100%
                                   limited liability        Mauritius               US$1 each
                                   company

           Skywave TV Company    Hong Kong, limited       Provision of DTH        3,000,002 ordinary shares      80%
             Limited (formerly     liability company        broadcasting services   of HK$10 each
             known as Auspicious                            in Hong Kong and
             City Limited)                                  Mainland China

           Sornico Limited       Hong Kong, limited       Inactive in Hong Kong   2 ordinary shares of          100%
                                   liability company                                HK$10 each

           The First Asian       Hong Kong, limited       Inactive in Hong Kong   N/A                             1%
             Satellite             liability
             Leasing Limited       partnership
             Partnership
             (the "Partnership")

           Auspicious Colour     Hong Kong, limited       Inactive in Hong Kong   1 ordinary share of HK$1 each  100%
             Limited               liability company

           The Company continues to control the Partnership as it is a general partner and accordingly continues to consolidate it.

           *  SHARES HELD DIRECTLY BY THE COMPANY.


                                      -36

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


10.  INTERESTS IN ASSOCIATES - GROUP

                                                             2005        2004
                                                          HK$'000     HK$'000

     SHARE OF NET ASSETS
     Beginning of the year                                 11,551      24,151
     Share of associates' losses                           (3,872)    (12,380)
     Amortisation of goodwill                                   -        (220)
                                                          -------     -------

     End of the year                                        7,679      11,551
                                                          -------     -------

     AMOUNT DUE FROM AN ASSOCIATE
     Beginning of the year                                  1,846          -
     Additions                                              4,769       1,846
                                                          -------     -------

     End of the year                                        6,615       1,846
                                                          -------     -------

     Total                                                 14,294      13,397
                                                          =======     =======

     Interests in associates at 31 December 2005 include goodwill of HK$442,000 (2004: HK$442,000).

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     The Group's interest in its principal associates, all of which are unlisted, were as follows:

                         PARTICULARS OF
                         ISSUED SHARES       COUNTRY OF                                                   % INTEREST
     NAME                HELD                INCORPORATION   ASSETS  LIABILITIES  REVENUES  PROFIT/(LOSS)       HELD
                                                            HK$'000      HK$'000   HK$'000       HK$'000           %
     2004
     Beijing Asia Sky    N/A                 China           48,785       25,183       888        (2,289)         49
       Telecommunications
       Technology Company
       Limited

     SpeedCast Holdings  Ordinary shares of  Cayman          35,418       21,740    49,825       (11,339)         47
       Limited             US$0.0001 each      Islands

     SpeedCast Limited   Ordinary shares of  Hong Kong          N/A          N/A       N/A           N/A          47
       (NOTE 1)            HK$0.01 each                      ------       ------    ------        ------

                                                             84,203       46,923    50,713       (13,628)
                                                             ======       ======    ======        ======

     2005
     Beijing Asia Sky    N/A                 China           42,011       25,945     2,721        (7,909)         49
       Telecommunications
       Technology Company
       Limited

     SpeedCast Holdings  Ordinary shares of  Cayman          39,392       25,345    82,673           368          47
       Limited             US$0.0001 each      Islands

     SpeedCast Limited   Ordinary shares of  Hong Kong          N/A          N/A       N/A           N/A          47
       (NOTE 1)            HK$0.01 each                      ------       ------    ------        ------

                                                             81,403       51,290    85,394        (7,541)
                                                             ======       ======    ======        ======

     The Group has not recognised profit amounting to HK$174,000 (2004: loss HK$5,363,000) for SpeedCast Holdings Limited as the Group's share of loss exceeds its interest in SpeedCast. The accumulated losses not recognised were HK$12,034,000 (2004: HK$12,208,000).

     NOTE:

     (1) SpeedCast Limited is the wholly-owned subsidiary of SpeedCast Holdings Limited. Accordingly, assets, liabilities, revenues and profit/(loss) are not disclosed again.

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


11.  AMOUNT PAID TO TAX AUTHORITY - GROUP

     At the balance sheet date, an amount of approximately HK$93,666,000 (2004:
HK$67,023,000) had been paid to the Government of India. For details, please refer to note 28.

12.  TRADE AND OTHER RECEIVABLES - GROUP

                                                                          2005             2004
                                                                       HK$'000          HK$'000
     Trade receivables                                                  90,653           91,364
     Trade receivables from related parties (NOTE 31)                    7,678            4,574
     LESS: provision for impairment of receivables                     (30,930)         (23,230)
                                                                       -------          -------

     Trade receivables - net                                            67,401           72,708
     Receivables from related parties (NOTE 31)                         15,503           14,628
     Other receivables                                                  10,831            7,846
     Deposits and prepayments                                           24,863           37,226
     Loan receivable from an associate (NOTE 31)                             -            5,070
                                                                       -------          -------

                                                                       118,598          137,478
     Less non-current portion: loans to related parties                      -                -
                                                                       -------          -------

     Current portion                                                   118,598          137,478
                                                                       =======          =======

      (a) The Group does not normally provide credit terms to its trade customers. The Company usually bills its trade customers quarterly in advance in accordance with its agreements. The aged analysis of trade receivables is stated as follows:

                                                                          2005             2004
                                                                       HK$'000          HK$'000

            0 to 30 days                                                27,768           34,047
            31 to 60 days                                                8,652           18,318
            61 to 90 days                                               14,315           11,424
            91 to 180 days                                              10,074            3,796
            181 days or above                                            6,592            5,123
                                                                       -------          -------

                                                                        67,401           72,708
                                                                        ======           ======

     There  is  no   concentration   of  credit  risk  with  respect  to  trade
receivables, as the Group has a large number of customers, internationally dispersed.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


13.  INVENTORIES - GROUP

                                                              2005        2004
                                                           HK$'000     HK$'000

     Merchandise                                               434         416
                                                           =======     =======

     The cost of inventories recognised as expense and included in cost of services amounted to HK$500,000 (2004: Nil).

14.  CASH AND CASH EQUIVALENTS - GROUP

                                                             2005         2004
                                                          HK$'000      HK$'000

     Cash at bank and in hand                              13,173        4,036
     Short-term bank deposits                           1,622,353    1,230,319
                                                         --------    ---------

                                                        1,635,526    1,234,355
                                                         ========    =========

     The effective  interest  rate on short-term  bank deposits was 3.1% (2004:
2.3%); these deposits have an average maturity of 17 days.

     Cash includes the following for the purposes of the cash flow statement:

                                                             2005         2004
                                                          HK$'000      HK$'000

     Cash and cash equivalents                          1,635,526    1,234,355
                                                        =========    =========

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------

15.  SHARE CAPITAL

                                        NUMBER OF      ORDINARY      SHARE
                                            SHARES       SHARES     PREMIUM        TOTAL
                                       (THOUSANDS)      HK$'000     HK$'000      HK$'000
     At 31 December 2005 and
       31 December 2004                    390,266       39,027       4,614       43,641
                                        ==========    =========    ========     ========

     The total authorised number of ordinary shares is 550,000,000 shares (2004: 550,000,000 shares) with a par value of HK$0.10 per share (2004: HK$0.10 per share). All issued shares are fully paid.

     SHARE OPTION SCHEME

           A share option scheme is adopted to provide incentives to employees and directors and to promote the long term financial success of the Company. The details of the scheme are as follows:

           SCHEME ADOPTED ON 3 JUNE 1996

                 In accordance with the Company's share option scheme (the "1996 Scheme") adopted pursuant to a resolution passed on 3 June 1996, the Board of Directors of the Company may at their discretion grant options to all permanent, full-time employees of the Company and its subsidiaries, to subscribe for shares in the Company. The primary purpose of the 1996 Scheme was to provide incentives to eligible employees.

                 The total number of shares in respect of which options may be granted under the 1996 Scheme (including options already exercised) was not permitted to exceed 10% of the issued share capital of the Company at any point in time. The maximum number of share options issued to any employee, based on the subscription price of the options, shall not exceed four times the annual basic salary (excluding bonuses and allowances) of that employee.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 Options granted must be taken up within 28 days from the date of grant upon payment of HK$1 per each grant of share options. An option may be exercisable up to 50% on or after the third anniversary of the date of grant, up to 75% on or after the fourth anniversary and fully on or after the fifth anniversary but before the tenth anniversary of the date of offer unless the Board of Directors specifies other periods. The exercise price was determined by the Board of Directors and was based on the average closing price of the shares for the five trading days immediately preceding the date of grant.

                 The 1996 Scheme was terminated on 25 January 2002 pursuant to a resolution passed on that date.

           SCHEME ADOPTED ON 25 JANUARY 2002

                 A new share option scheme (the "2002 Scheme") was adopted pursuant to a resolution passed on 25 January 2002 for the primary purpose of attracting and retaining the best personnel for the development of the Company's businesses, and providing incentives to employees, Directors, consultants, agents, representatives and advisors, and promoting the long term financial success of the Company. The 2002 Scheme will expire on 24 January 2012.

                 Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the employees, including Directors, of the Company or any company that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company, to subscribe for shares in the Company. Options granted to a Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is also the grantee).

                 No options have been granted during the year. At 31 December 2002, the number of shares in respect of which options had been granted under the 2002 Scheme was 7,149,500 representing 1.83% of the shares of the Company in issue at that date.


                                     --42-

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. In addition, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not, in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme, being
           39,026,550 shares, without prior approval from the Company's shareholders.

                 The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

                 Options granted must be taken up within 28 days from the date of grant upon payment of HK$1 per each grant of share options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 10 years from the date of grant. The exercise price is determined by the Board of Directors and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

                 No options were granted during the year. Total consideration received in 2002 from employees for taking up the options granted amounted to HK$105.

                 The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the income statements in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which are lapsed or are cancelled prior to their exercise dates are deleted from the register of outstanding options.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

                 Option A:

                                                 2005                           2004
                                           AVERAGE                AVERAGE
                                           EXERCISE                     EXERCISE
                                      PRICE IN HK$                PRICE IN HK$
                                          PER SHARE        OPTIONS      PER SHARE        OPTIONS
                 AT 1 JANUARY                 17.48      1,691,500          17.48      1,691,500
                 Granted                          -              -              -              -
                 Forfeited                        -              -              -              -
                 Exercised                        -              -              -              -
                 Lapsed                       17.48        (57,500)             -              -
                                                         ---------                     ---------

                 AT 31 DECEMBER               17.48      1,634,000          17.48      1,691,500
                                                         =========                     =========

                 Option B:

                                                 2005                           2004
                                           AVERAGE                AVERAGE
                                           EXERCISE                     EXERCISE
                                      PRICE IN HK$                PRICE IN HK$
                                          PER SHARE        OPTIONS      PER SHARE        OPTIONS

                 AT 1 JANUARY                 17.48      1,753,000          17.48      1,768,000
                 Granted                          -              -              -              -
                 Forfeited                        -              -              -              -
                 Exercised                        -              -              -              -
                 Lapsed                       17.48        (98,000)         17.48       (15,000)
                                                         ---------                     ---------

                 AT 31 DECEMBER               17.48      1,655,000          17.48      1,753,000
                                                         =========                     =========

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 Option C:

                                                2005                           2004
                                          AVERAGE                AVERAGE
                                          EXERCISE                     EXERCISE
                                      PRICE IN HK$                  PRICE IN HK$
                                         PER SHARE        OPTIONS      PER SHARE        OPTIONS
                 AT 1 JANUARY                14.35      3,481,500          14.35      3,481,500
                 Granted                         -              -              -              -
                 Forfeited                       -              -              -              -
                 Exercised                       -              -              -              -
                 Lapsed                      14.35       (170,000)             -              -
                                                        ---------                     ---------

                 AT 31 DECEMBER              14.35      3,311,500          14.35      3,481,500
                                                        =========                     =========

                 Out of the  6,600,500  outstanding  options  (2004:  6,926,000 options), no. of exercisable options are as follows:

                                                2005                           2004
                                          AVERAGE                AVERAGE
                                          EXERCISE                     EXERCISE
                                     PRICE IN HK$                PRICE IN HK$
                                         PER SHARE        OPTIONS      PER SHARE        OPTIONS

                     Option A                17.48      1,634,000          17.48      1,691,500
                     Option B                17.48      1,655,000          17.48      1,753,000
                     Option C                14.35      1,655,750          14.35        870,375
                                                        ---------                     ---------

                     Total                              4,944,750                     4,314,875
                                                        =========                     =========

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                 Share options outstanding at the end of the year have the following expiry date and exercise prices:

                                                    EXERCISE PRICE
                 EXPIRY DATE                      IN HK$ PER SHARE             SHARE OPTIONS
                                                                               2005             2004
                 25 November 2006                            17.48        1,634,000        1,691,500
                 30 September 2009                           17.48        1,655,000        1,753,000
                 3 February 2012                             14.35        3,311,500        3,481,500
                                                                          ---------        ---------

                                                                          6,600,500        6,926,000
                                                                          =========        =========

                 Details of specific categories of options are as follows:

                 OPTION TYPE   DATE OF GRANT      VESTING PERIOD      EXERCISE PERIOD EXERCISE PRICE
                 2002 SCHEME                                                                     HK$
                 A (NOTE a)    4 February 2002    -                   4 February 2002 -        17.48
                                                                        25 November 2006
                 B (NOTE a)    4 February 2002    4 February 2002 -   1 October 2002 -         17.48
                                                    30 September 2002   30 September 2009
                 C (NOTE b)    4 February 2002    4 February 2002 -   4 February 2004 -        14.35
                                                    3 February 2004     3 February 2012

                                                                                                 HK$
                 1996 SCHEME
                 D (NOTE a)    26 November 1996   26 November 1996 -  26 November 1999 -       17.48
                                                    25 November 1999    25 November 2006
                 E (NOTE a)    20 September 1999  20 September 1999 - 1 October 2002 -         17.48
                                                    30 September 2002   30 September 2009

                 NOTES:

                 a. Pursuant to a resolution passed in the special general meeting of the Company held on 25 January 2002, the 1996 Scheme was terminated and all existing options under that scheme were cancelled. New options were issued on 4 February 2002 under the 2002 Scheme with the same exercise price and exercise periods to replace the options granted under the 1996 Scheme.

                        OPTION TYPE A

                        100% between 4 February 2002 and 25 November 2006

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                        The exercise periods of the following option types are divided into 3 tranches, as detailed below:

                        OPTION TYPE D

                        1.   Up to 50% between 26 November1999 and 25 November
                             2006
                        2.   Up to 75% between 26 November 2000 and 25 November
                             2006
                        3. Up to 100% between 26 November 2001 and 25 November 2006

                        OPTION TYPES B AND E

                        1.   Up to 50% between 1 October  2002 and 30 September
                             2009
                        2.   Up to 75% between 1 October  2003 and 30 September
                             2009
                        3.   Up to 100% between 1 October 2004 and 30 September
                             2009

                 b. Additional share options were issued on 4 February 2002 under the 2002 Scheme.

                        The exercise period is divided into 3 tranches, as detailed below:

                        OPTION TYPE C

                        1.   Up to 25%  between 4 February  2004 and 3 February
                             2012
                        2.   Up to 50%  between 4 February  2005 and 3 February
                             2012
                        3.   Up to 100% between 4 February  2006 and 3 February
                             2012

16.  DEFERRED REVENUE - GROUP

                                                               2005        2004
                                                            HK$'000     HK$'000

     The maturity of deferred revenue is as follows:
     Within one year                                        151,982     175,043
     More than one year but not exceeding five years         87,654     111,844
                                                            -------     -------

                                                            239,636     286,887
     LESS: amount shown as current                         (151,982)   (175,043)
                                                            -------     -------

                                                             87,654     111,844
                                                            =======     =======

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


17.  DEFERRED INCOME TAX

     Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

                                                GROUP                       COMPANY
                                              2005         2004          2005         2004
                                           HK$'000      HK$'000       HK$'000      HK$'000
     Deferred tax assets:
     - Deferred tax assets to
         be recovered after
         more than 12 months                     -            -             -            -
     - Deferred tax assets to
         be recovered within
         12 months                               -            -             -            -
                                           -------      -------       -------      -------

                                                 -            -             -            -
                                           -------      -------       -------      -------

     Deferred tax liabilities:
     - Deferred tax liabilities
         to be recovered after
         more than 12 months               192,654      205,258             -           -
     - Deferred tax liabilities
         to be recovered within
         12 months                               -            -             -            -
                                           -------      -------       -------      -------

                                           192,654      205,258             -            -
                                           -------      -------       -------      -------

                                           192,654      205,258             -            -
                                           =======      =======       =======      =======

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     The gross movement on the deferred income tax account is as follows:

                                                GROUP                         COMPANY
                                              2005         2004           2005        2004
                                           HK$'000      HK$'000        HK$'000     HK$'000
     Beginning of the year                 205,258      213,522              -         (76)
     Recognised in the
       income statements (NOTE 22)         (12,604)      (8,264)             -          76
                                           -------      -------        -------     -------

     End of the year                       192,654      205,258              -           -
                                           =======      =======        =======     =======

     The movement in deferred tax liabilities/(assets) during the year is as follows:

     DEFERRED TAX LIABILITIES/(ASSETS):

                                                    GROUP                               COMPANY
                             ACCELERATED
                                     TAX
                            DEPRECIATION        OTHERS      TAX LOSS        TOTAL      TAX LOSS
                                 HK$'000       HK$'000       HK$'000      HK$'000       HK$'000
     AT 1 JANUARY 2004           213,909          (311)          (76)     213,522           (76)
     Recognised in
       the income
       statements                 (6,884)       (1,456)           76       (8,264)           76
     Charged to equity                 -             -             -            -             -
     Exchange differences              -             -             -            -             -
                                 -------        ------       -------      -------       -------

     AT 31 DECEMBER
       2004                      207,025        (1,767)            -      205,258             -
     Recognised in
       the income
       statements                (13,730)        1,126             -      (12,604)            -
     Charged to equity                 -             -             -            -             -
     Acquisition of
       subsidiary                      -             -             -            -             -
     Exchange differences              -             -             -            -             -
                                 -------        ------       -------      -------       -------

     AT 31 DECEMBER
       2005                      193,295          (641)            -      192,654             -
                                 =======        ======       =======      =======       =======

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


18.  OTHER GAINS - NET

                                                                2005       2004
                                                             HK$'000    HK$'000

     Interest income                                          43,606     21,813
     Gain on disposal of property, plant and equipment
       other than transponders                                    99        169
     Others                                                        6          -
                                                              ------     ------

                                                              43,711     21,982
                                                              ======     ======

19.  EXPENSES BY NATURE

     Expenses included in cost of services and administrative expenses are analysed as follows:

                                                                2005       2004
                                                             HK$'000    HK$'000

     Auditors' remuneration                                      769        697
     Impairment of receivables                                 2,987          -
     Provision for impairment of receivables                   7,700     17,690
     Depreciation, amortisation and impairment expenses
       (NOTES 7 AND 8)                                       295,278    287,382
     Employee benefit expense (NOTE 20)                       65,092     75,427
     Operating leases
       - premises                                              5,872      5,380
       - leasehold land & land use rights                        583        583
     Net exchange loss                                           547        288
                                                             =======    =======

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


20.  EMPLOYEE BENEFIT EXPENSE

                                                                2005       2004
                                                             HK$'000    HK$'000

     Salary and other benefits, including
       directors' remuneration                                60,748     71,071
     Pension costs - defined contribution plans                4,344      4,356
                                                              ------     ------

     Total staff costs                                        65,092     75,427
                                                              ======     ======

     (a)   PENSIONS - DEFINED CONTRIBUTION PLANS

           Forfeited contributions totaling HK$292,000 (2004: HK$37,000) were utilised during the year leaving HK$43,000 available at the year-end to reduce future contributions.

           No contributions (2004: HK$Nil) were payable to the fund at the year-end.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     (b)   DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

           The remuneration of every Director for the year ended 31 December 2005 is set out below:

                                                                                                 COMPENSATION
                                                                                      EMPLOYER'S          FOR
                                                                                    CONTRIBUTION      LOSS OF
                                                                                              TO       OFFICE
                                              DISCRETIONARY  INDUCEMENT     OTHER        PENSION           AS
           NAME OF DIRECTOR    FEES   SALARY        BONUSES        FEES  BENEFITS(a)      SCHEME     DIRECTOR     TOTAL
                            HK$'000  HK$'000        HK$'000     HK$'000   HK$'000        HK$'000      HK$'000   HK$'000
           Romain BAUSCH (g)    200        -              -           -         -              -            -       200
           Robert BEDNAREK (g)  150        -              -           -         -              -            -       150
           Edward CHEN          225        -              -           -         -              -            -       225
           Cynthia DICKINS       12        -              -           -         -              -            -       12
             (b) & (g)
           DING Yu Cheng (h)    100        -              -           -         -              -            -       100
           R. Donald FULLERTON  200        -              -           -         -              -            -       200
           JU Wei Min (h)       100        -              -           -         -              -            -       100
           KO Fai Wong (h)      100        -              -           -         -              -            -       100
           MI Zeng Xin (h)      200        -              -           -         -              -            -       200
           Mark RIGOLLE (g)     100        -              -           -         -              -            -       100
           Robert SZE           250        -              -           -         -              -            -       250
           Peter JACKSON          -    2,672            390           -     1,961            401            -     5,424
           William WADE           -    2,074            302           -     1,485            311            -     4,172

           Total              1,637    4,746            692           -     3,446            712            -    11,233

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


           The remuneration of every Director for the year ended 31 December 2004 is set out below:

                                                                                                 COMPENSATION
                                                                                      EMPLOYER'S          FOR
                                                                                    CONTRIBUTION      LOSS OF
                                                                                              TO       OFFICE
                                              DISCRETIONARY  INDUCEMENT     OTHER        PENSION           AS
           NAME OF DIRECTOR    FEES   SALARY        BONUSES        FEES  BENEFITS(a)      SCHEME     DIRECTOR     TOTAL
                            HK$'000  HK$'000        HK$'000     HK$'000   HK$'000        HK$'000      HK$'000   HK$'000
           Romain BAUSCH (g)    200       -               -           -         -              -            -       200
           Robert BEDNAREK (g)  150       -               -           -         -              -            -       150
           Edward CHEN          175       -               -           -         -              -            -       175
           DING Yu Cheng (h)    100       -               -           -         -              -            -       100
           R. Donald FULLERTON  175       -               -           -         -              -            -       175
           JU Wei Min (h)       125       -               -           -         -              -            -       125
           KO Fai Wong (c)       81       -               -           -         -              -            -        81
             & (h)
           LI Ting Zhou          19       -               -           -         -              -            -        19
             (d) & (h)
           MI Zeng Xin (h)      200       -               -           -         -              -            -       200
           Mark RIGOLLE          15       -               -           -         -              -            -        15
             (e) & (g)
           Jurgen SCHULTE       110       -               -           -         -              -            -       110
             (f) & (g)
           Robert SZE           175       -               -           -         -              -            -       175
           Peter JACKSON          -  2,619           2,619          -     1,817            393            -     7,448
           William WADE           -  2,033           2,033          -     1,405            305            -     5,776

           Total              1,525  4,652           4,652          -     3,222            698            -    14,749

           NOTES:

           (a) Other benefits include accommodation, car, leave passage, insurance premium and club membership.

           (b)   Appointed on 17 November 2005.

           (c)   Appointed on 11 March 2004.

           (d)   Resigned on 11 March 2004.

           (e)   Appointed on 17 November 2004.

           (f)   Resigned on 17 November 2004.

           (g)   Paid to SES GLOBAL and its subsidiary.

           (h)   Paid to a subsidiary of CITIC.

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     (c)   FIVE HIGHEST PAID INDIVIDUALS

           The five individuals whose emoluments were the highest in the Group for the year include two (2004: two) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2004: three) individuals during the years presented are as follows:

                                                              2005       2004
                                                           HK$'000    HK$'000

           Basic salaries, housing allowances, share
             options, other allowances and
             benefits in kind                                8,450      8,313
           Contributions to retirement benefits scheme         701        687
           Performance related incentive payments              606      3,666
                                                             -----      -----

                                                             9,757     12,666
                                                             =====     ======

           The emoluments fell within the following bands:

                                                           NUMBER OF INDIVIDUALS
                                                              2005       2004

           EMOLUMENT BANDS
           HK$2,500,001 - HK$3,000,000                           1          -
           HK$3,000,001 - HK$3,500,000                           1          -
           HK$3,500,001 - HK$4,000,000                           1          1
           HK$4,000,001 - HK$4,500,000                           -          1
           HK$4,500,001 - HK$5,000,000                           -          1
                                                             -----      -----

                                                                 3          3
                                                             =====     ======

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


21.  FINANCE COSTS

                                                             2005         2004
                                                          HK$'000      HK$'000

     Interest expense:
     - bank borrowings: bank loans and overdrafts               -            1
                                                          =======      =======

22.  INCOME TAX EXPENSE

     A significant portion of the Group's profit is treated as earned outside Hong Kong and is not subject to Hong Kong profits tax. Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year.

     Overseas tax, including the Foreign Enterprises Income Tax in the People's Republic of China, is calculated at 5% to 20% of the gross revenue earned in certain of the overseas jurisdictions.

     Details of deferred taxation are set out in note 17.

     The Group currently has a tax case in dispute with the Indian tax authorities. Details of this area set out in note 28.

                                                              2005         2004
                                                           HK$'000      HK$'000

     CURRENT INCOME TAX
     - Hong Kong profits tax                                45,056       49,574
     - Overseas taxation                                    18,818       19,226
     DEFERRED INCOME TAX (NOTE 17)                         (12,604)      (8,264)
                                                            ------       ------

                                                            51,270       60,536
                                                            ======       ======

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

                                                                2005       2004
                                                             HK$'000    HK$'000

     Profit before tax                                       416,635    491,616
                                                             =======    =======

     Tax calculated at tax rate of 17.5%
       (2004: 17.5%)                                          72,911     86,033
     ax effect of income not subject to tax                  (84,164)   (91,475)
     Tax effect of expenses not deductible
       for tax purposes                                       43,027     44,585
     Tax effect of tax losses of associates not recognised       678      2,167
     Effect of income tax rate differential between
       Hong Kong and overseas locations                       18,818     19,226
                                                              ------     ------

     Tax expense                                              51,270     60,536
                                                              ======     ======

23.  NET FOREIGN EXCHANGE LOSSES

     The exchange differences recognised in the income statements are included as follows:

                                                                2005       2004
                                                             HK$'000    HK$'000

     Administrative expenses                                     547        288
                                                             =======    =======

24.  PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

     The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of HK$136,977,000 (2004:
HK$125,358,000).

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APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


25.  EARNINGS PER SHARE

     BASIC

           Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

                                                                2005       2004
                                                             HK$'000    HK$'000

           Profit attributable to equity holders
             of the Company                                  366,184    431,216
                                                             =======    =======

           Weighted average number of
             ordinary shares in issue (thousands)            390,266    390,266
                                                             =======    =======

           Basic earnings per share (HK$ per share)             0.94       1.10
                                                             =======    =======

     DILUTED

           Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has share options of dilutive potential ordinary shares. The calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                                                                2005       2004
                                                             HK$'000    HK$'000

           Profit used to determine diluted earnings
             per share                                       366,184    431,216
                                                             =======    =======

           Weighted average number of
             ordinary shares in issue (thousands)            390,266    390,266
           Adjustments for - share options (thousands)            26          -
                                                             -------    -------

           Weighted average number of
             ordinary shares for diluted earnings
             per share (thousands)                           390,292    390,266
                                                             =======    =======

           Diluted earnings per share (HK$ per share)           0.94       1.10
                                                             =======    =======

26.  DIVIDENDS

     The   dividends   paid   during  the  years   ended  2005  and  2004  were
HK$136,593,000  (HK$0.35  per share)  and  HK$124,885,000  (HK$0.32  per share)
respectively. A dividend in respect of 2005 of HK$0.27 per share, amounting to a total dividend of HK$105,372,0000 is to be proposed at the Annual General Meeting on 19 May 2006. These financial statements do not reflect this dividend payable.

                                                                 2005      2004
                                                              HK$'000   HK$'000

     Interim dividend paid of HK$0.08 (2004: HK$0.08)
       per ordinary share                                      31,221    31,221
     Proposed final dividend of HK$0.27 (2004: HK$0.27)
       per ordinary share                                     105,372   105,372
                                                              -------   -------

                                                              136,593   136,593
                                                              =======   =======

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


27.  CASH GENERATED FROM OPERATIONS

                                                               2005        2004
                                                            HK$'000     HK$'000

     Profit for the year                                    365,365     431,080
     Adjustments for:
     - Tax (NOTE 22)                                         51,270      60,536
     - Bad debt expenses                                      2,987           -
     - Provision for impairment of
         receivables (written back) made                      7,700      17,690
     - Depreciation (NOTE 7)                                295,117     287,382
     - Amortisation of prepaid operating
         lease payment (NOTE 6)                                 583         583
     - Amortisation of licence (NOTE 8)                         161           -
     - Profit on sale of property, plant and
         equipment (see below)                                  (99)       (169)
     - Interest income (NOTE 18)                            (43,606)    (21,813)
     - Finance costs (NOTE 21)                                    -           1
     - Share of loss from associates (NOTE 10)                3,872      12,380
     Changes in working capital (excluding the
       effects of acquisition and exchange differences
       on consolidation):
     - Unbilled receivable                                      704       6,357
     - Amount paid to tax authority                         (26,643)    (42,535)
     - Inventories                                              (18)       (416)
     - Trade and other receivables                              779     (27,136)
     - Other payables and accrued expenses                   (1,204)     47,964
     - Deferred revenue                                     (47,251)      7,509
                                                            -------     -------

     Cash generated from operations                         609,717     779,413
                                                            =======     =======

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

                                                                2005       2004
                                                             HK$'000    HK$'000

     Net book amount (NOTE 7)                                      9         88
     Profit on sale of property, plant and equipment              99        169
                                                             -------    -------

     Proceeds from sale of property, plant and equipment         108        257
                                                             =======    =======

28.  CONTINGENCIES

     Under Indian tax regulations, the Group may be subject to Indian income tax on revenues received by the Group in respect of income from provision of satellite transponder capacity to the Group's customers for purposes of those customers carrying on business in India or earning income from any source in India.

     The Indian tax authorities have assessed the Group for income tax as follows:

     ASSESSMENT YEAR                                AMOUNT HK$      AMOUNT INR
                                                  (approximate)   (approximate)

     1997-98                                        20 million     115 million
     1998-99                                        23 million     141 million
     1999-00                                        22 million     127 million
     2000-01                                        14 million      84 million
     2001-02                                        29 million     171 million
     2002-03                                        38 million     210 million
                                                   -----------     -----------

     Total                                         146 million     848 million
                                                   ===========     ===========

     The Group has filed appeals for each of the assessment years 1997-98 to 2002-03.

     No assessment has yet been made for the 2003-04 or 2004-05 assessment years.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     The Income Tax Appellate Tribunal (the "Tribunal") in an earlier appeal filed against the original assessment for the assessment year 1997-98 held that the Group is liable for Indian income tax under certain circumstances. The Group does not believe that it is liable for the Indian income tax as held by the Tribunal and has filed an appeal against the Tribunal's decision. The tax authorities have also filed an appeal against the Tribunal's decision. Both the appeals have been admitted by the High Court.

     In order to obtain a stay of recovery proceedings, the Group has made payments as follows and has recorded these payments as an asset on the assumption that the amounts are recoverable:

     ASSESSMENT YEAR                                 AMOUNT HK$      AMOUNT INR
                                                   (approximate)   (approximate)

     1997-98                                         13 million      78 million
     1998-99                                         15 million      88 million
     1999-00                                         10 million      62 million
     2000-01                                          9 million      50 million
     2001-02                                         20 million     119 million
     2002-03                                         27 million     148 million
                                                     ----------     -----------

     Total                                           94 million     545 million
                                                     ==========     ===========

     In addition, based on the general principles set forth by the Tribunal, the amount of income taxable in India depends on the payments made by the Group's customers to the Group for the purpose of those customers carrying on business in India or earning income from any source in India. As such information is proprietary in nature and has not been provided by the Group's customers, the Group cannot reasonably estimate the taxable income and therefore also cannot estimate the amount of income tax to which the Group may be assessed. Furthermore, as stated above, the Group has filed an appeal against the Tribunal's decision. The appeal has been admitted by the High Court and is pending before the Court. Accordingly, no provision has been recognised for Indian income tax in the Group's financial statements.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


29.  MAJOR NON-CASH TRANSACTIONS

     On 30 November 2004, the Group decreased its equity interest in Skywave TV Company Limited ("Skywave") from 100% to 80% when two independent third parties made a contribution in kind of HK$3 million each in return for 10% stake in the Skywave. There was no major non-cash transaction during 2005.

30.  COMMITMENTS - GROUP

     CAPITAL COMMITMENTS

           Capital expenditure at the balance sheet date but not yet incurred is as follows:

                                                               2005        2004
                                                            HK$'000     HK$'000

           A satellite earth station
             Contracted but not provided for                      -      15,561
           Other investment projects
             Authorised but not contracted for               10,140       5,486
           Other assets
             Contracted but not provided for                  5,750         345
                                                             ------      ------

                                                             15,890      21,392
                                                             ======      ======

     OPERATING LEASE COMMITMENTS - WHERE THE GROUP IS THE LESSEE

           The Group leases certain of its office and residential premises under non-cancellable operating leases. Leases are negotiated for an average term of two to four years. The lease expenditure expensed in the income statement during the years presented are disclosed in note 19.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


           The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

                                                               2005       2004
                                                            HK$'000    HK$'000

           Not later than 1 year                              4,376      6,504
           Later than 1 year and not later than 5 years       4,773     10,647
           Later than 5 years                                     -          -
                                                            -------    -------

                                                              9,149     17,151
                                                            =======    =======

     OPERATING LEASE COMMITMENTS - WHERE THE GROUP IS THE LESSOR

           The Group leases its office premises under non-cancellable operating leases. The lease is negotiable for four years. The lease income recognised in the income statements during the year was HK$552,000 (2004:
     HK$368,000).

           The Group had contracted with the customer for the following future minimum lease payments:

                                                                2005       2004
                                                             HK$'000    HK$'000

           Within one year                                       552        552
           One to two years                                      552        552
           Two to three years                                    184        552
           Three to four years                                     -        184
                                                             -------    -------

                                                               1,288      1,840
                                                             =======    =======

31.  RELATED-PARTY TRANSACTIONS

     The Group is controlled by Bowenvale Limited (incorporated in British Virgin Islands), which owns 68.9% of the Company's shares. The remaining 31.1% of the shares are widely held. The ultimate parents of the Group are CITIC Group (incorporated in China) and SES GLOBAL S.A. (incorporated in Luxembourg).

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     The following transactions were carried out with related parties:

     i)    INCOME FROM PROVISION OF SATELLITE TRANSPONDER CAPACITY

           The Group has entered into agreements for the provision of transponder capacity to a subsidiary of CITIC, CITIC Guoan Information Industry Company Limited. CITIC is a substantial shareholder of the Company throughout the year.

           During the year, the Group recognised income from provision of satellite transponder capacity from its associate, SpeedCast.

                                                              2005        2004
                                                           HK$'000     HK$'000

           CITIC Guoan Information Industry
             Company Limited                                 2,461       3,101
           SpeedCast Limited (an associate)                 32,202      18,793
                                                           -------     -------

                                                            34,663      21,894
                                                           =======     =======

     ii)   AGENCY FEE

           In addition, the Group has entered into an agreement with CITIC Technology Company Limited, a subsidiary of CITIC, for collecting money from China customers on behalf of the Group.

                                                               2005        2004
                                                            HK$'000     HK$'000

           CITIC Technology Company Limited                     723         686
                                                            =======     =======

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     iii)  KEY MANAGEMENT COMPENSATION

           Information for other management personnel is set out in note 20.

           The Group made payments to SES GLOBAL and its subsidiary and a subsidiary of CITIC for certain Non-executive Directors representing SES GLOBAL and CITIC.

                                                              2005       2004
                                                           HK$'000    HK$'000

           SES GLOBAL and its subsidiary                       462        475
           A subsidiary of CITIC                               500        525
                                                           -------    -------

                                                               962      1,000
                                                           =======    =======

     iv)   LICENCE FEE

                                                              2005       2004
                                                           HK$'000    HK$'000

           SES ASTRA S.A.                                        -         49
                                                           =======    =======

           SES ASTRA S.A. is a wholly-owned subsidiary of SES GLOBAL. SES GLOBAL was a substantial shareholder of the Company throughout the years presented.

     v)    INTEREST INCOME ON LOAN RECEIVABLE FROM AN ASSOCIATE

                                                              2005       2004
                                                           HK$'000    HK$'000

           SpeedCast Limited (an associate)                    176        419
                                                           =======    =======

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     vi)   YEAR-END BALANCES ARISING FROM THESE TRANSACTIONS

                                                                2005       2004
                                                             HK$'000    HK$'000
                                                             -------    -------

           Trade receivables from related parties (NOTE 12):
           CITIC Guoan Information Industry
             Company Limited                                      39      1,248
           SpeedCast Limited (an associate)                    7,639      3,326
                                                             -------    -------

                                                               7,678      4,574
                                                             =======    =======

           Receivables from related parties (NOTE 12):
           CITIC Technology Company Limited                   15,503     14,628
                                                             =======    =======

           Payables to related parties:
           CITIC Technology Company Limited                      455        770
                                                             =======    =======

     vii)  LOAN RECEIVABLE FROM AN ASSOCIATE

                                                                2005       2004
                                                             HK$'000    HK$'000

           Loan receivable from SpeedCast Limited:
           Beginning of the year                               5,070      7,279
           Loans advanced during the year                          -      1,301
           Loan repayments received                           (5,070)    (3,510)
                                                             -------    -------

           End of the year (NOTE 12)                               -      5,070
                                                             =======    =======

           The amount was secured, bearing interest at 6% per annum and was fully repaid as at 31 December 2005.

           The above transactions were entered into on commercial terms determined and agreed by the Group and the relevant parties.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


SUPPLEMENTARY INFORMATION FOR ADR HOLDERS

       The Group's financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP"), which differ in certain significant respects from those in the United States ("US GAAP"). The significant differences relating principally to the following items and the adjustments considered necessary to restate profit for the year (net income) and shareholders' funds (shareholders' equity) in accordance with US GAAP are shown in the tables set out below.

       The following table summarises the effect on profit (net income) of differences between HK GAAP and US GAAP for the year:

                                                               YEAR ENDED 31 DECEMBER
                                                         2005         2005         2004
                                                      US$'000      HK$'000      HK$'000
                                                     (NOTE 1)
     Profit for the year (net income) as
       reported under HK GAAP                          46,947      366,184      431,216
     US GAAP adjustments:
       Amortisation of interest and
         borrowing costs (A)                           (1,035)      (8,072)      (8,072)
       Amortisation of goodwill (B)                         -            -          221
       Tax effect on reconciling items (C)                 90          706          706
                                                      -------      -------      -------

     Profit for the year (net income)
       under US GAAP                                   46,002      358,818      424,071
                                                      =======      =======      =======

     Basic earnings per share under
       US GAAP                                        US$0.12      HK$0.92      HK$1.09
     Diluted earnings per share under
       US GAAP                                        US$0.12      HK$0.92      HK$1.09
     Basic earnings per American
       Depositary Share ("ADS") under
       US GAAP (NOTE 2)                               US$1.18      HK$9.19     HK$10.86
     Diluted earnings per American
       Depositary Share ("ADS") under
       US GAAP (NOTE 2)                               US$1.18      HK$9.19     HK$10.86
     Shares used in computation of
       basic earnings per share (in thousands)        390,266      390,266      390,266
     Shares used in computation of
       diluted earnings per share
       (in thousands)                                 390,292      390,292      390,266

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


           The following table summarises the effect on shareholders' equity of the differences between HK GAAP and US GAAP:

                                                              AS AT 31 DECEMBER
                                                      2005           2005           2004
                                                   US$'000        HK$'000        HK$'000
                                                  (NOTE 1)
           Shareholders' equity as reported
             under HK GAAP                         526,178      4,104,188      3,874,597
           US GAAP adjustments:
             Capitalisation of interest and
               borrowing costs (A)                  15,767        122,980        122,980
             Amortisation of interest and
               borrowing costs (A)                 (10,336)       (80,617)       (72,545)
             Amortisation of goodwill (B)            1,452         11,325         11,325
             Impairment loss of goodwill (B)        (1,424)       (11,104)       (11,104)
             Tax effect of reconciling items (C)    (1,004)        (7,831)        (8,537)
                                                   -------      ---------      ---------

           Shareholders' equity under
             US GAAP                               530,633      4,138,941      3,916,716
                                                   =======      =========      =========

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     (a)   CAPITALISATION OF INTEREST AND BORROWING COSTS

           Under HK GAAP, interest on bank loans and related costs of obtaining the loans (including costs incurred in connection with loan facilities) taken out to finance construction of satellites is capitalised during the period of construction. Under US GAAP, the interest cost incurred during the period of construction that could have been avoided if the construction of satellites had not been made, is capitalised. The interest capitalised is computed by applying an average borrowing rate of outstanding debt to the total amount of qualifying assets under construction, not to exceed total interest costs incurred.

           In addition, under US GAAP, certain related borrowing costs payable to lenders are excluded from the amounts capitalised.

     (b)   AMORTISATION AND IMPAIRMENT LOSS OF GOODWILL

           Under HK GAAP, HKFRS 3 requires all business combinations for which the agreement date is on or after 1 January 2005 to be accounted for using the purchase method. Goodwill acquired in a business combination will no longer be amortised but will be subject to impairment tests at least annually in accordance with HKAS 36. Upon the adoption of HKFRS 3, the net carrying amount of goodwill carried on the balance sheet is frozen and will be tested for impairment. Goodwill previously taken directly to reserves will no longer be subject to impairment testing and will not be recognised in the income statements when all or part of the business to which the goodwill relates is disposed of. Accordingly, goodwill previously taken directly to reserves will not impact the income statements in the future upon the adoption of HKAS 36.

           Under US GAAP, effective from 1 January 2002, goodwill is: (i) no longer amortised, (ii) assigned to a reporting unit and (iii) tested for impairment at least annually. Prior to 1 January 2002, goodwill was amortised over its estimated useful life, not to exceed 40 years under US GAAP.

     (c) The amounts included in the reconciliation show the income tax effects of the differences between HK GAAP and US GAAP as described above.

           NOTES:

           1. The translations of Hong Kong dollar amounts into United States dollars are for convenience only and have been made at a rate of HK$7.8 to US$1, the approximate rate of exchange at 31 December 2005. Such translations should not be construed as representations that the Hong Kong dollar amounts could be converted into United States dollars at that or any other rate.

           2.    One ADS is equivalent to 10 ordinary shares.

-------------------------------------------------------------------------------
APPENDIX I                                                FINANCIAL INFORMATION
-------------------------------------------------------------------------------


3.   INDEBTEDNESS

     As at the close of business on 14 June 2006, being the Latest Practicable Date for ascertaining information regarding this indebtedness statement prior to the printing of this circular, the Group had no outstanding borrowings.

     Apart from intra-group liabilities and normal trade payables, the Group did not have outstanding at the close of business on 14 June 2006 any debt securities issued and outstanding or agreed to be issued, mortgages, charges, debentures or other loan capital or bank overdrafts, loans or other similar indebtedness, or finance leases or hire purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities.

     Since 14 June 2006, there has been no material change in the amount of indebtedness of the Group. For the purpose of this indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate rates of exchange in effect at the close of business on the Latest Practicable Date.

     Details of the contingent liabilities of the Group as at 31 December 2005 are set out in Note 28 to the Company's audited consolidated financial statements for the year ended 31 December 2005 on pages 60 and 61 of this circular. Subsequently the Group received an assessment from the Indian Tax Authority for the assessment year 2003/04 amounting to HK$43 million, which increases the contingent liabilities of the Group from HK$146 million to HK$189 million. Save as disclosed, the Directors are not aware any material change in the contingent liabilities at the date of this circular.

     In addition to the above, as at the Latest Practicable Date, the Group had no outstanding claims in respect of pending litigation as defined in the paragraph headed "Litigation" of Appendix III to this circular.

4.   WORKING CAPITAL

     In the absence of unforeseen circumstances and taking into account the Group's available funds on hand, the Directors are of the opinion that the Group has sufficient working capital for its present requirements for at least 12 months from the date of publication of this circular.

-------------------------------------------------------------------------------
APPENDIX II                           UNAUDITED PRO FORMA FINANCIAL INFORMATION
-------------------------------------------------------------------------------


1.   UNAUDITED PRO FORMA STATEMENT OF THE ASSETS AND LIABILITIES OF THE GROUP

     The following is the unaudited pro forma statement of the assets and liabilities of the Group prepared to illustrate the effect of the acquisition of AsiaSat 5 on the assets and liabilities of the Group as if the acquisition had been completed on 31 December 2005. The unaudited pro forma statement of the assets and liabilities of the Group was prepared based on the Group's unadjusted statement of assets and liabilities as at 31 December 2005 extracted from the audited consolidated balance sheet of the Group as at 31 December 2005, as set out in the Annual Report of the Group, after making pro forma adjustments as set out in note 2 below.

     This unaudited pro forma statement of the assets and liabilities of the Group has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position of the Group as at 31 December 2005 or at any future date.

                                                UNADJUSTED
                                              STATEMENT OF
                                                ASSETS AND                         PRO FORMA
                                            LIABILITIES OF                         UNAUDITED
                                                 THE GROUP                      STATEMENT OF
                                                     AS AT        PRO FORMA       ASSETS AND
                                          31 DECEMBER 2005       ADJUSTMENT      LIABILITIES
                                                   HK$'000          HK$'000          HK$'000
                                                  (NOTE 1)         (NOTE 2)
     ASSETS
     NON-CURRENT ASSETS
     Property, plant and equipment               2,620,911        1,404,000        4,024,911
     Leasehold land and land use rights             24,199                -           24,199
     Intangible assets                               1,339                -            1,339
     Unbilled receivable                           174,563                -          174,563
     Interests in associates                        14,294                -           14,294
     Amount paid to tax authority                   93,666                -           93,666
                                                 ---------        ---------        ---------

                                                 2,928,972        1,404,000        4,332,972
                                                 ---------        ---------        ---------

-------------------------------------------------------------------------------
APPENDIX II                           UNAUDITED PRO FORMA FINANCIAL INFORMATION
-------------------------------------------------------------------------------


                                                UNADJUSTED
                                              STATEMENT OF
                                                ASSETS AND                         PRO FORMA
                                            LIABILITIES OF                         UNAUDITED
                                                 THE GROUP                      STATEMENT OF
                                                     AS AT        PRO FORMA       ASSETS AND
                                          31 DECEMBER 2005       ADJUSTMENT      LIABILITIES
                                                   HK$'000          HK$'000          HK$'000
                                                  (NOTE 1)         (NOTE 2)
     CURRENT ASSETS
     Inventories                                       434                -              434
     Trade and other receivables                   118,598                -          118,598
     Other loan receivable                               -                -               -
     Cash and cash equivalents                   1,635,526       (1,404,000)         231,526
                                                 ---------       ----------        ---------

                                                 1,754,558       (1,404,000)         350,558
                                                 ---------       ----------        ---------

     CURRENT LIABILITIES
     Construction payables                           3,096                -            3,096
     Other payables and accrued expenses            64,118                -           64,118
     Deferred revenue                              151,982                -          151,982
     Current income tax liabilities                 74,180                -           74,180
     Dividend payable                                  121                -              121
                                                 ---------       ----------        ---------

                                                   293,497                -          293,497
                                                 ---------       ----------        ---------

     NET CURRENT ASSETS                          1,461,061       (1,404,000)          57,061
                                                 ---------       ----------        ---------

     TOTAL ASSETS LESS CURRENT LIABILITIES       4,390,033                -        4,390,033
                                                 ---------       ----------        ---------

     NON-CURRENT LIABILITIES
     Deferred income tax liabilities               192,654                -          192,654
     Deferred revenue                               87,654                -           87,654
                                                 ---------       ----------        ---------

                                                   280,308                -          280,308
                                                 ---------       ----------        ---------

     NET ASSETS                                  4,109,725                -        4,109,725
                                                 =========       ==========       ===========

-------------------------------------------------------------------------------
APPENDIX II                           UNAUDITED PRO FORMA FINANCIAL INFORMATION
-------------------------------------------------------------------------------


Notes to the unaudited pro forma statement of the assets and liabilities:

1. The unadjusted statement of assets and liabilities of the Group are extracted from the audited consolidated balance sheet of the Group as at 31 December 2005.

2. The adjustment represents the estimated aggregate cash consideration of HK$1,404 million for the commissioning of AsiaSat 5, including the contract price under the Launch Contract and the Construction Agreement plus other costs directly attributable to the commissioning of AsiaSat 5.

3. For the purpose of the pro forma statement of the assets and liabilities, the balances stated in United States dollars ("US$") have been translated to Hong Kong dollars ("HK$") at an exchange rate of US$1 = HK$7.8.

4. No adjustment has been made to reflect any operating results or other events subsequent to 31 December 2005. Also, no adjustment has been made to reflect any future capital expenditure.

-------------------------------------------------------------------------------
APPENDIX II                           UNAUDITED PRO FORMA FINANCIAL INFORMATION
-------------------------------------------------------------------------------


2.   LETTER ON UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

     The following is the text of a letter, received from the auditors of the Company, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, in respect of the unaudited pro forma financial information for the purpose of its incorporation in this circular.

[GRAPHIC OMITTED]
[LOGO -- PRICEWATERHOUSECOOPERS]
-------------------------------------------------------------------------------
[CHINESE CHARACTERS]                                |   PricewaterhouseCoopers
                                                    |   22/F. Prince's Building
                                                    |   Central, Hong Kong


The Directors
Asia Satellite Telecommunications Holdings Limited

20 June 2006

Dear Sirs,

     We report on the unaudited pro forma financial information of Asia Satellite Telecommunications Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 71 to 73 under the heading of "Unaudited Pro Forma Financial Information" (the "unaudited pro forma financial information") in Appendix II of the Company's circular dated 20 June 2006, in connection with the commissioning of AsiaSat 5 by the Company (the "Circular"). The unaudited pro forma financial information has been prepared by the Directors of the Company, for illustrative purposes only, to provide information about how the commissioning of AsiaSat 5 might have affected the relevant financial information of the Group. The basis of preparation of the unaudited pro forma financial information is set out on pages 71 to 73 of the Circular.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS OF THE COMPANY AND AUDITORS

     It is the responsibility solely of the Directors of the Company to prepare the unaudited pro forma financial information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

-------------------------------------------------------------------------------
APPENDIX II                           UNAUDITED PRO FORMA FINANCIAL INFORMATION
-------------------------------------------------------------------------------


     It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

     We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the Group's unadjusted statement of assets and liabilities as at 31 December 2005 with the audited consolidated balance sheet of the Group as at 31 December 2005, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the Directors of the Company.

     We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited pro forma financial information has been properly compiled by the Directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

     The unaudited pro forma financial information is for illustrative purposes only, based on the judgements and assumptions of the Directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31 December 2005 or any future date.

-------------------------------------------------------------------------------
APPENDIX II                           UNAUDITED PRO FORMA FINANCIAL INFORMATION
-------------------------------------------------------------------------------


OPINION

     In our opinion:

     (a) the unaudited pro forma financial information has been properly compiled by the Directors of the Company on the basis stated;

     (b)   such basis is consistent with the accounting  policies of the Group;
           and

     (c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

                                                       Yours faithfully,



                                                    PRICEWATERHOUSECOOPERS
                                                 CERTIFIED PUBLIC ACCOUNTANTS

                                                           Hong Kong

-------------------------------------------------------------------------------
APPENDIX III                                                GENERAL INFORMATION
-------------------------------------------------------------------------------


1.   RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.   DISCLOSURE OF INTERESTS

     (a)   INTEREST OF DIRECTORS AND CHIEF EXECUTIVES IN SECURITIES

           Save as disclosed below, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to the Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO), or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

           (i)   SHARES IN THE COMPANY

                                                                            NUMBER OF
                                                      LONG OR         ORDINARY SHARES   PERCENTAGE OF
                 NAME OF DIRECTOR  CAPACITY           SHORT POSITION   IN THE COMPANY  ISSUED CAPITAL
                 Peter JACKSON     Beneficial owner   Long position           163,500         0.042%

                 William WADE      Beneficial owner   Long position             5,000         0.001%

-------------------------------------------------------------------------------
APPENDIX III                                                GENERAL INFORMATION
-------------------------------------------------------------------------------


           (ii)  SHARE OPTIONS IN THE COMPANY

                                                  NUMBER OF OPTIONS
                               ---------------------------------------------------------
                                                 EXERCISED/
                                                 CANCELLED/
                               HELD AT   GRANTED     LAPSED  HELD AT PERCENTAGE
                                 1 JAN    DURING     DURING   31 DEC  OF ISSUED EXERCISE             EXERCISABLE  EXERCISABLE
           DIRECTORS              2005  THE YEAR   THE YEAR     2005    CAPITAL    PRICE  GRANT DATE        FROM        UNTIL
                                                                                     HK$
           Romain BAUSCH       100,000         -          -  100,000     0.026%    14.35  4 Feb 2002  4 Feb 2004   3 Feb 2012
           Edward CHEN          50,000         -          -   50,000     0.013%    14.35  4 Feb 2002  4 Feb 2004   3 Feb 2012
           DING Yu Cheng        50,000         -          -   50,000     0.013%    14.35  4 Feb 2002  4 Feb 2004   3 Feb 2012
           R Donald FULLERTON   75,000         -          -   75,000     0.019%    14.35  4 Feb 2002  4 Feb 2004   3 Feb 2012
           JU Wei Min           50,000         -          -   50,000     0.013%    14.35  4 Feb 2002  4 Feb 2004   3 Feb 2012
           MI Zeng Xin         100,000         -          -  100,000     0.026%    14.35  4 Feb 2002  4 Feb 2004   3 Feb 2012
           Robert SZE           75,000         -          -   75,000     0.019%    14.35  4 Feb 2002  4 Feb 2004   3 Feb 2012
           LI Tong Zhou         50,000         -    (50,000)       -        Nil    14.35  4 Feb 2002  4 Feb 2004   3 Feb 2012
           Jurgen SCHULTE       50,000         -    (50,000)       -        Nil    14.35  4 Feb 2002  4 Feb 2004   3 Feb 2012
           Peter JACKSON       335,000         -          -  335,000               17.48  4 Feb 2002  4 Feb 2002  25 Nov 2006
                               150,000         -          -  150,000               17.48  4 Feb 2002  1 Oct 2002  30 Sep 2009
                               430,000         -          -  430,000     0.234%    14.35  4 Feb 2002  4 Feb 2004   3 Feb 2012
           William WADE        316,000         -          -  316,000               17.48  4 Feb 2002  4 Feb 2002  25 Nov 2006
                               114,000         -          -  114,000               17.48  4 Feb 2002  1 Oct 2002  30 Sep 2009
                               330,000         -          -  330,000     0.195%    14.35  4 Feb 2002  4 Feb 2004   3 Feb 2012

-------------------------------------------------------------------------------
APPENDIX III                                                GENERAL INFORMATION
-------------------------------------------------------------------------------


     (b)   SUBSTANTIAL SHAREHOLDERS

           Save as disclosed below, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates), as at the Latest Practicable Date, had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

           SHARES IN THE COMPANY

                                                                                    PERCENTAGE
                                                     NUMBER OF          LONG OR      OF ISSUED
              NAME                             ORDINARY SHARES   SHORT POSITION  SHARE CAPITAL
              Bowenvale Limited                    268,905,000    Long position         68.90%
              Able Star Associates Limited (1)     268,905,000    Long position         68.90%
              CITIC Group (1)                      268,905,000    Long position         68.90%
              SES GLOBAL Holding AG (2)            268,905,000    Long position         68.90%
              SES GLOBAL S.A.(2)                   268,905,000    Long position         68.90%
              Aberdeen Asset Management
                Asia Limited                        21,188,000    Long position          5.43%

              NOTES:

              (1) Able Star Associates Limited ("Able Star") controls 50% of the voting rights of Bowenvale Limited ("Bowenvale"). Able Star is wholly owned by CITIC Asia Limited ("CITIC Asia"), which in turn is wholly owned by CITIC Projects Management
                     (HK) Limited ("CITIC Projects"), which is a wholly owned subsidiary of CITIC Group ("CITIC"). Accordingly, Able Star, CITIC Asia, CITIC Projects and CITIC are deemed to be interested in the 268,905,000 shares in the Company held by Bowenvale.

              (2) SES GLOBAL Holding AG ("SES GLOBAL Holding") controls 50% of the voting rights of Bowenvale. SES GLOBAL Holding is wholly owned by SES GLOBAL ASIA S.A., which in turn is a wholly owned subsidiary of SES GLOBAL S.A. ("SES GLOBAL"). Accordingly, SES GLOBAL Holding, SES GLOBAL ASIA S.A. and SES GLOBAL are deemed to be interested in the 268,905,000 shares in the Company by Bowenvale.

           As at the Latest Practicable Date, save as disclosed above, none of the Directors was a director or employee of a company which had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

-------------------------------------------------------------------------------
APPENDIX III                                                GENERAL INFORMATION
-------------------------------------------------------------------------------


           SHARES IN OTHER MEMBERS OF THE GROUP

                 As at the Latest Practicable Date, so far as was known to any Director or chief executive of the Company, no person (other than a Director or chief executive of the Company or their respective associates) was, directly or indirectly, interested in ten per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

     (c)   DIRECTORS' INTERESTS IN COMPETING BUSINESSES

           Romain BAUSCH, Robert BEDNAREK, Mark RIGOLLE and Cynthia DICKINS are senior executives of SES GLOBAL S.A. ("SES"), a substantial shareholder of the Company. SES is the world's leading satellite group. SES comprises of a network of satellite operators located across all continents. SES competes and is likely to compete either directly or indirectly with the business of the Company as they provide transponder capacity to certain Asia Pacific countries and areas that are also served by the Company.

           MI Zeng Xin and JU Wei Min are senior executives of CITIC, a substantial shareholder of the Company. CITIC has a substantial interest in Sino Satellite Communications Company Limited ("SINOSAT"). It is a state owned telecommunications satellite operator with its headquarters stationed in Beijing, China. SINOSAT competes and is likely to compete either directly or indirectly with the business of the Company as they provide transponder capacity to certain Asia Pacific countries and areas particularly in China that are also served by the Company.

     (d)   SERVICE CONTRACTS

           There is no existing or proposed service contracts between any of the Directors and any member of the Group, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

     (e)   SAVE AS DISCLOSED IN THIS CIRCULAR:

           (i) none of the Directors has had any direct or indirect interest in any assets which have since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group; and

           (ii) no Director is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group.

-------------------------------------------------------------------------------
APPENDIX III                                                GENERAL INFORMATION
-------------------------------------------------------------------------------


3.   MATERIAL ADVERSE CHANGE

     The Directors confirm that, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, being the date to which the latest published audited accounts of the Company were made up.

4.   LITIGATION

     As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or claim of material importance and the Directors are not aware of any litigation or claim of material importance pending or threatened against the Company or any of its subsidiaries.

5.   MATERIAL CONTRACTS

     The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years preceding the date of this circular and are or may be material:-

     (a) the Construction Agreement dated 28 April 2006 entered into by AsiaSat and the Construction Contractor for the construction of AsiaSat 5, details of which are set out in the section headed "Letter from the Board" of this circular; and

     (b) the Launch Contract dated 8 May 2006 entered into between AsiaSat and the Launch Contractor for the launch of AsiaSat 5, details of which are set out in the section headed "Letter from the Board" of this circular.

6.   EXPERTS AND CONSENT

     (a) The qualifications of the expert who has given its report contained in this circular are set out as follows:

           NAME                                    QUALIFICATION

           PricewaterhouseCoopers                  Certified Public Accountants

     (b) PricewaterhouseCoopers has confirmed that it has no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

-------------------------------------------------------------------------------
APPENDIX III                                                GENERAL INFORMATION
-------------------------------------------------------------------------------


     (c) PricewaterhouseCoopers has confirmed that it does not have any interest, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2005, being the date to which the latest published audited accounts of the Company were made up.

     (d) PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears.

7.   DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents will be available for inspection of the offices at 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong during normal business hours up to and including 4 July 2006:

     (a)   the Bye-laws of the Company;

     (b) the audited consolidated financial statements of the Company and its subsidiaries for the two financial years ended 31 December 2004 and 2005;

     (c) the letter from PricewaterhouseCoopers on the unaudited pro forma financial information set out in Appendix II to this circular,

     (d) each of the material contracts referred to in the paragraph headed "Material Contracts" of this Appendix; and

     (e)   this circular.

8.   MISCELLANEOUS

     (a) The company secretary, and the qualified accountant, of the Company is Denis Lau, who is a fellow member of the Association of Chartered Certified Accountants in the United Kingdom and the Hong Kong Institute of Certified Public Accountants. He is also an associate member of the Institute of Chartered Secretaries and Administrators in the United Kingdom.

     (b) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

-------------------------------------------------------------------------------
APPENDIX III                                                GENERAL INFORMATION
-------------------------------------------------------------------------------


     (c) The head office of the Company is 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

     (d) The principal share registrars of the Company are Butterfield Fund Services (Bermuda) Limited, whose registered office is at Rosebank Centre, 11 Bermudiana Road, Hamilton, Bermuda and the Hong Kong branch registrars and transfer office of the Company are Computershare Hong Kong Investor Services Limited, whose registered office is at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wanchai, Hong Kong.

     (e) The English text of this circular shall prevail over the Chinese text.